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2004 ANNUAL REPORT

SUN







REVENUE EBITDA*
200,000
180,000
160,000
140,000
120,000
100,000
80,000
2000
2001
2002
2003
2004

*EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization



SAME PROPERTY: REVENUE NOI*
150,000
130,000
110,000
90,000
70,000
2000
2001
2002
2003
2004

*NOI: Net Operating Income

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. More information about those factors is contained in our filings with the Securities and Exchange Commission.

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FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)

	Year Ended December 31		
	2004	2003	2002
Revenues	$ 200,853	$ 192,452	$ 160,169
Net income (loss)	$ (40,468)	$ 23,714	$ 13,592
Funds from operations [1]	$ (3,295)	$ 65,525	$ 69,233
Net income (loss) per common share:			
Basic	$ (2.21)	$ 1.30	$ 0.77
Diluted	$ (2.21)	$ 1.29	$ 0.76
Funds from operations per share/OP unit:			
Basic	$ (0.16)	$ 3.16	$ 3.43
Diluted	$ (0.16)	$ 3.14	$ 3.40
Weighted average common shares outstanding:			
Basic	18,318	18,206	17,595
Diluted	18,318	18,345	17,781
Total properties	136	127	129
Total developed sites	46,856	43,875	43,959

(1) Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and accordingly, the Company's FFO may not be comparable to other REITs. The detailed reconciliation of GAAP net income to FFO is included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the accompanying Form 10-K for the year ended December 31, 2004.

letter to our shareholders

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on quality and performance

This past year, Sun Communities maintained a focus on regaining year-over-year growth in Funds From Operations (FFO) through a series of strategic initiatives.

In late 2004, the Company issued its financial guidance through 2009, including anticipated growth in FFO per share at a compounded annual rate of 8 to 10 percent from a 2004 FFO per share of $2.57, prior to extraordinary recapitalization costs. Sun further anticipates Net Asset Value per share to rise at a compounded annual rate of 9 to 11 percent, based on a 7.5 percent capitalization rate applied to the net operating income of the Company's portfolio.

To lay the foundation for these results, Sun completed a comprehensive restructuring of its capital and operating debt in 2004, including $734 million in secured debt refinancing at an approximate average term of ten years and a weighted average interest rate of 5 percent. In addition, Sun procured a new $115 million revolving line of credit at LIBOR plus 1.75 percent. Proceeds from the secured financing have been used to retire existing debt, acquire new communities and repurchase Company stock. Sun also retired $50 million of 8.875 percent perpetual preferred partnership units during the first quarter of 2005, and is authorized to repurchase up to one million additional shares of its stock.

The Company also successfully completed the implementation of a new software system in both the accounting and operations departments, an investment of over $3 million in our future. We began converting properties to the new system in October 2003 and have successfully converted the residential data for over 135 communities. Twenty-two four-day training classes for almost 300 employees were completed and the IT department provided Help Desk assistance and programming support to address over 5,000 issues, as well as follow up during on-site regional visits. In January 2005, we rolled out a web-based training course designed for new employees at our communities.



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on leasing and sales efforts

In connection with the internal control requirements of the Sarbanes-Oxley Act, Sun received an unqualified opinion on management's assessment that the Company maintained effective internal control over financial reporting for 2004. Through active participation by every department, significant business processes that support financial reporting were documented and internal controls were identified, evaluated, enhanced and tested. We also laid the foundation to establish an internal audit department and are creating 2005 goals dedicated to cultivating an environment where strong internal controls are incorporated into our day-to-day activities thereby lessening the burden of continued compliance.

On the acquisition front, Sun acquired nine new manufactured housing communities in 2004, consisting of roughly 2,950 developed and 570 undeveloped sites for a total of $120.4 million, including the assumption of approximately $34.3 million in debt. During the first quarter of 2005, Sun has closed on an additional community for a price of $7.3 million, and continues to look closely at promising new acquisition opportunities.

In addition to community acquisitions, Sun expects to capitalize on continued opportunities for the acquisition of attractively priced pre-owned and repossessed homes in its communities. The homes, typically only a few years old, are often available for half their original price from the finance companies. The purchase of these homes prevents a potential vacant site and creates a new revenue producing site by offering a new prospective resident an exceptional housing value. These homes are also available for rent under structured rental programs designed to address the industry challenges.

On the marketing front, Sun continues to review its promotional and advertising initiatives, expand its telemarketing and enhance its website capabilities to attract new buyers. The Company is focusing much of this activity on current apartment dwellers, and explaining the advantages of manufactured home ownership, as well as on the development of special programs to expand dealer-driven sales.



We remain cautiously optimistic for improved occupancy based on the fact that new home shipments, delinquencies and recoveries ended 2004 at similar or slightly improved levels over 2003. We are encouraged by industry estimates that reflect finance company inventories of repossessed homes at the close of 2004 were down approximately 23% from the prior year. The competition to new home sales posed by the availability of these cheaper repossessed homes appears to be receding.

It is important to note that demand for quality sites remains strong as Sun gross leased over 2,800 sites last year and a total of 5,300 gross sites for the last two years. This demand has been overshadowed by the decline in portfolio occupancy resulting from the abundance of repossessions at nearly three times normal levels. Management's future expectations are also based on the Company's positive same-site performance. For the 108 communities Sun owned in 2003 and 2004, revenues rose 4 percent in 2004, while expenses climbed just 3.4 percent, generating a net operating income increase of 4.25 percent.

Sun's focused campaign to leverage its existing strengths through technological investment, strategic acquisitions and opportunistic refinancing places the Company in excellent position to weather continuing challenges. Sun remains proud of the progress it has made amid the most trying industry conditions and of the strength of its existing portfolio. On behalf of Sun Communities' employees and representatives around the nation, I thank you for your continued support and look forward to achieving new successes.

Gary A. Shiffman,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


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SUN
for the future

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-12616

SUN COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

State of Maryland
State of Incorporation

38-2730780
I.R.S. Employer I.D. No.

27777 Franklin Road
Suite 200
Southfield, Michigan 48034
(248) 208-2500
(Address of principal executive offices and telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, Par Value $.01 per Share

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[ ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes X No __

As of June 30, 2004, the aggregate market value of the Registrant's stock held by non-affiliates was approximately $615,000,000 (computed by reference to the closing sales price of the Registrant's common stock as of June 30, 2004). For this computation, the Registrant has excluded the market value of all shares of common stock reported as beneficially owned by executive officers and directors of the Registrant; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the Registrant.

As of March 1, 2005, there were 18,422,518 shares of the Registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement to be filed for its 2005 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

As used in this report, "Company", "Us", "We", "Our" and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below)).

PART I

ITEM 1. BUSINESS

General

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, develop and finance manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, have been in the business of acquiring, operating and expanding manufactured housing communities since 1975. As of December 31, 2004, we owned and operated a portfolio of 136 properties located in eighteen states (the "Properties"), including 124 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites. As of December 31, 2004, the Properties contained an aggregate of 46,856 developed sites comprised of 41,875 developed manufactured home sites and 4,981 recreational vehicle sites and an additional 7,277 manufactured home sites suitable for development. In order to enhance property performance and cash flow, the Company, through Sun Home Services, Inc., a Michigan corporation ("SHS"), actively markets, sells and leases new and pre-owned manufactured homes for placement in the Properties.

Our executive and principal property management office is located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034 and our telephone number is (248) 208-2500. We have regional property management offices located in Austin, Texas; Dayton, Ohio; Grand Rapids, Michigan; Elkhart, Indiana; and Orlando, Florida, and we employed an aggregate of 642 people as of December 31, 2004.

Our website address is www.suncommunities.com and we make available, free of charge, on or through our website all of our periodic reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission.

Recent Developments

Recapitalization. The most significant financial event of 2004 was the restructuring of the Company's capital and operating debt. The Company completed $734 million of secured debt financings with an average term approximating 10 years and a weighted average interest rate of approximately 5%. The Company also secured a new $115 million revolving line of credit at LIBOR + 1.75%. The Company used approximately $440 million of proceeds from the secured debt financings to retire existing debt. The Company also incurred extinguishment costs of approximately $57 million in these transactions. Of the remaining $237 million, the Company used $100 million to acquire communities and $37 million for repurchases of the Company's stock. The Company expects to use the remaining proceeds to finance some combination of additional property purchases, additional stock repurchases, and the retirement of Series A Perpetual Preferred Operating Partnership Units ("PPOP Units").

Acquisitions. During 2004 the Company acquired nine manufactured housing communities comprising approximately 2950 developed and 570 undeveloped sites. The aggregate purchase price was $120.4 million and included the assumption of approximately $34.3 million in debt. Three of the communities are in northeast Atlanta, four are located in Michigan and the remaining properties are located in Colorado and Texas.

Structure of the Company

Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the "Subsidiaries"). This UPREIT structure enables us to comply with certain complex requirements under the Federal tax rules and regulations applicable to REITs, and to acquire manufactured housing communities in transactions that defer some or all of the sellers' tax consequences. We are the sole general partner of, and, as of December 31, 2004, held approximately 88.2% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The Subsidiaries also include SHS, which provides manufactured home sales and other services to current and prospective tenants of the Properties.

The Manufactured Housing Community Industry

A manufactured housing community is a residential subdivision designed and improved with sites for the placement of manufactured homes and related improvements and amenities. Manufactured homes are detached, single-family homes which are produced off-site by manufacturers and installed on sites within the community. Manufactured homes are available in a wide array of designs, providing owners with a level of customization generally unavailable in other forms of multifamily housing.

Modern manufactured housing communities, such as the Properties, contain improvements similar to other garden-style residential developments, including centralized entrances, paved streets, curbs and gutters, and parkways. In addition, these communities also often provide a number of amenities, such as a clubhouse, a swimming pool, shuffleboard courts, tennis courts, laundry facilities and cable television service.

The owner of each home on our Properties leases the site on which the home is located. We own the underlying land, utility connections, streets, lighting, driveways, common area amenities and other capital improvements and are responsible for enforcement of community guidelines and maintenance. Some of the Properties provide water and sewer service through public or private utilities, while others provide these services to residents from on-site facilities. Each owner within our Properties is responsible for the maintenance of the home and leased site. As a result, capital expenditure needs tend to be less significant, relative to multi-family rental apartment complexes.

Property Management

Our property management strategy emphasizes intensive, hands-on management by dedicated, on-site district and community managers. We believe that this on-site focus enables us to continually monitor and address tenant concerns, the performance of competitive properties and local market conditions. Of the 642 Company employees, 545 are located on-site as property managers, support staff, or maintenance personnel.

Our community managers are overseen by Brian W. Fannon, Chief Operating Officer, who has 35 years of property management experience, three Senior Vice Presidents of Operations and seventeen Regional Vice Presidents. In addition, the Regional Vice Presidents are responsible for semi-annual market surveys of competitive communities, interaction with local manufactured home dealers and regular property inspections.

Each district or community manager performs regular inspections in order to continually monitor the Property's physical condition and provides managers with the opportunity to understand and effectively address tenant concerns. In addition to a district or community manager, each district or property has an on-site maintenance personnel and management support staff. We hold periodic training sessions for all property management personnel to ensure that management policies are implemented effectively and professionally.

Home Sales and Leasing

SHS offers manufactured home sales services to tenants and prospective tenants of our Properties. Since tenants often purchase a home already on-site within a community, such services enhance occupancy and property performance. Additionally, because many of the homes on the Properties are sold through SHS, better control of home quality in our communities can be maintained than if sales services were conducted solely through third-party brokers. SHS also leases homes to prospective tenants.

Regulations and Insurance

General. Manufactured housing community properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas. We believe that each Property has the necessary operating permits and approvals.

Insurance. Our management believes that the Properties are covered by adequate fire, flood, property and business interruption insurance provided by reputable companies with commercially reasonable deductibles and limits. We maintain a blanket policy that covers all of our Properties. We have obtained title insurance insuring fee title to the Properties in an aggregate amount which we believe to be adequate.

Corporate Governance

We have implemented the following corporate governance initiatives to address certain legal requirements promulgated under the Sarbanes-Oxley Act of 2002, as well as the recently adopted New York Stock Exchange corporate governance listing standards:

- Our Board of Directors determined that Paul D. Lapides, the Chairman of the Audit Committee, qualifies as an "audit committee financial expert" as such term is defined under Item 401 of Regulation S-K. Mr. Lapides is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

- Our Audit Committee adopted our Audit and Non-Audit Services Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which permissible services to be performed by our independent public accountants may be pre-approved.

- Our Board of Directors adopted a Financial Code of Ethics for Senior Financial Officers, which governs the conduct of our senior financial officers. A copy of this code is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors established and adopted charters for each of its Audit, Compensation and Nominating and Corporate Governance Committees. Each committee is comprised of three (3) independent directors. A copy of each of these charters is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors adopted a Code of Business Conduct and Ethics, which governs business decisions made and actions taken by our directors, officers and employees. A copy of this code is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors adopted Corporate Governance Guidelines, a copy of which is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

Factors That May Affect Future Results

Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This report contains certain forward-looking statements.

Real Estate Risks

General economic conditions and the concentration of our properties in Michigan, Florida, and Indiana may affect our ability to generate sufficient revenue.

The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the period ended December 31, 2004 from properties located in Michigan, Florida, and Indiana. As of December 31, 2004, 46 of our 136 Properties, or approximately 30% of developed sites, are located in Michigan, 20 Properties, or approximately 21% of developed sites, are located in Florida, and 18 Properties, or approximately 14% of developed sites, are located in Indiana. As a result of the geographic concentration of our Properties in Michigan, Florida, and Indiana, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets.

The following factors, among others, may adversely affect the revenues generated by our communities:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;
- local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
- the number of repossessed homes in a particular market;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; or
- the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and on rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

SHS is in the manufactured home sales market offering manufactured home sales services to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- an increase in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

We are engaged in the construction and development of new communities, and intend to continue in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

- we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;

- we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;

- we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;

- we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;

- we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;

- we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and

- occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

We acquire and intend to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds;

- even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;

- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;

- we may be unable to finance acquisitions on favorable terms;

- acquired properties may fail to perform as expected;

- acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above occurred, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Rent control legislation may harm our ability to increase rents.

State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we decided to carry a large deductible on our liability insurance. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt.

Financing and Investment Risks

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

We have a significant amount of debt. As of December 31, 2004, we had approximately $1.08 billion of total debt outstanding, consisting of approximately $1.01 billion in collateralized debt that is collateralized by mortgage liens on 110 of the Properties and new home inventory (the "Mortgage Debt"), and approximately $67.1 million in unsecured debt. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt which could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:

- our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;

- our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;

- it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;

- we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business; and

- we may be placed at a competitive disadvantage compared to our competitors that have less debt.

If any of the above risks occurred, our financial condition and results of operations could be materially adversely affected.

We may be able to incur substantially more debt which would increase the risks associated with our substantial leverage.

Despite our current indebtedness levels, we may still be able to incur substantially more debt in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, the related risks that we now face could intensify and increase the risk of a default on our indebtedness.

Our equity investment in Origen Financial, Inc., may subject us to certain risks.

In October 2003, Origen Financial, LLC completed a $150 million recapitalization. In this transaction, we purchased 5,000,000 shares of common stock (representing approximately 20% of the issued and outstanding shares of common stock as of December 31, 2004) of Origen Financial, Inc. ("Origen") for $50 million. Origen is a publicly traded real estate investment trust in the business of originating, acquiring and servicing manufactured home loans. Our equity investment in Origen is subject to all of the risks associated with Origen's business, including the risks associated with the manufactured housing finance industry. The failure of Origen to achieve its development and operating goals could have a material adverse effect on the value of our investment in Origen.

The financial condition and solvency of our borrowers and the market value of our properties may adversely affect our investments in real estate, installment and other loans.

As of December 31, 2004, we had an investment of approximately $18.5 million in real estate loans to several entities and Properties, some of which are secured by a first lien on the underlying property, and others which are secured loans subordinate to the primary lender. Also, as of December 31, 2004, we had outstanding approximately $16.4 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

- the borrowers may not be able to make debt service payments or pay principal when due;

- the value of property securing the mortgages and loans may be less than the amounts owed; and

- interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, our business and results of operations could be adversely affected.

Tax Risks

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code ("Code"). Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a "publicly traded partnership," it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Code. The income requirements applicable to REITs and the definition of "qualifying income" for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash is restricted due to certain REIT distribution requirements.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

Business Risks

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Ownership of Origen. In the 2003 recapitalization of Origen Financial, Inc., the Company purchased 5,000,000 shares of Origen common stock for $50 million and Shiffman Origen LLC (which is owned by the Estate of Milton M. Shiffman, Gary A. Shiffman (the Company's Chief Executive Officer), and members of Mr. Shiffman's family) purchased 1,025,000 shares of Origen common stock for $10.25 million. Gary A. Shiffman is a member of the board of directors of Origen and Arthur A. Weiss, a director of the Company, is a personal representative of the Estate of Milton M. Shiffman.

Accordingly, in all transactions involving Origen, Mr. Shiffman and/or Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company. The following are the current transactions and agreements involving Origen which may present a conflict of interest for Mr. Shiffman or Mr. Weiss:

- Origen services approximately $16.0 million of manufactured home loans for the Company as of December 31, 2004 for an annual servicing fee of approximately 1.25% of the outstanding principal balance of the loans.
- The Company has agreed to provide Origen (along with certain other major lenders) certain concessions on manufactured homes that Origen repossesses in its communities. These concessions may include rent abatement for the first 12 months that a repossessed home is held for sale and abatement of the commission that the Company would earn if it brokers such sale.
- Certain loans under the Company's Home Buying Made Easy program are originated and serviced by Origen. Loans under this program may, from time to time, be sold to Origen. Because these loans are made below published rates, if the Company sells any of these loans to Origen, the Company will pay Origen the interest differential between market rates and the rates paid by the borrowers for any such loans.

Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties (four of which have been sold) from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

Lease of Executive Offices. Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21% equity interest in American Center LLC, the entity from which we lease office space for our principal executive offices. This lease is for an initial term of five years and we have the right to extend the lease for an additional five year term. The annual base rent under this lease begins at $19.25 per square foot (gross) for the first lease year and increases $0.50 per square foot for each successive year of the initial term. Mr. Shiffman may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center.

We rely on key management.

We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, Jeffrey P. Jorissen, Brian W. Fannon and Jonathan M. Colman (together, the "Senior Officers"). The loss of services of one or more of our executive officers could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Code. Such restrictions in our charter do not apply to Gary Shiffman, the Estate of Milton M. Shiffman and the Estate of Robert B. Bayer.

The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Rights Plan. We adopted a stockholders' rights plan in 1998 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Changes in our investment and financing policies may be made without stockholder approval.

Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Substantial sales of our common stock could cause our stock price to fall.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2004, up to 3,200,000 shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their Common or Convertible Preferred OP Units. These Preferred OP Units are convertible at prices ranging from $44 to $68. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, may be issued Common OP Units with a value of approximately $1,000,000 annually through 2007. In 2008 and 2009, Water Oak, Ltd. may be issued Common OP Units with a value of approximately $1,200,000. In addition, as of December 31, 2004, options to purchase 696,380 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan and our Long-Term Incentive Plan (the "Plans"). No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares

An increase in interest rates may have an adverse effect on the price of our common stock.

One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

ITEM 2. PROPERTIES

General. As of December 31, 2004, the Properties consisted of 124 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites located in eighteen states concentrated in the midwestern and southeastern United States. As of December 31, 2004, the Properties contained 46,856 developed sites comprised of 41,875 developed manufactured home sites and 4,981 recreational vehicle sites and an additional 7,277 manufactured home sites suitable for development. Most of the Properties include amenities oriented towards family and retirement living. Of the 136 Properties, 67 have more than 300 developed manufactured home sites, with the largest having 913 developed manufactured home sites.

As of December 31, 2004, the Properties had an occupancy rate of 87 percent in stabilized communities and 58 percent in development communities and the aggregate occupancy rate was 84 percent excluding recreational vehicle sites. Since January 1, 2004, the Properties have averaged an aggregate annual turnover of homes (where the home is moved out of the community) of approximately 3.3 percent and an average annual turnover of residents (where the home is sold and remains within the community, typically without interruption of rental income) of approximately 8.0 percent.

We believe that our Properties' high amenity levels contribute to low turnover and generally high occupancy rates. All of the Properties provide residents with attractive amenities with most offering a clubhouse, a swimming pool, laundry facilities and cable television service. Many Properties offer additional amenities such as sauna/whirlpool spas, tennis, shuffleboard and basketball courts and/or exercise rooms.

We have tried to concentrate our communities within certain geographic areas in order to achieve economies of scale in management and operation. The Properties are principally concentrated in the midwestern and southeastern United States. We believe that geographic diversification will help insulate the portfolio from regional economic influences.

The following table sets forth certain information relating to the properties owned as of December 31, 2004:

Property and Location	Developed Sites as of 12/31/2004	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)	Occupancy as of 12/31/04(1)
MIDWEST				
Michigan				
Academy/West Pointe Canton, MI	441	98%	96%	95%
Allendale Meadows Mobile Village Allendale, MI	352	93%	88%	85%
Alpine Meadows Mobile Village Grand Rapids, MI	403	96%	94%	91%
Bedford Hills Mobile Village Battle Creek, MI	339	95%	91%	86%
Brentwood Mobile Village Kentwood, MI	195	96%	94%	94%

Property and Location	Developed Sites as of 12/31/2004	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)	Occupancy as of 12/31/04(1)
Byron Center Mobile Village Byron Center, MI	143	98%	95%	97%
Candlewick Court Manufactured Housing Community Owosso, MI	211	97%	93%	88%
College Park Estates Manufactured Housing Community Canton, MI	230	92%	85%	79%
Continental Estates Manufactured Housing Community Davison, MI	385	79%	70%	63%
Continental North Manufactured Housing Community Davison, MI	474	84%	75%	67%
Country Acres Mobile Village Cadillac, MI	182	95%	93%	95%
Country Meadows Mobile Village Flat Rock, MI	577	98%	94%	94%
Countryside Village Manufactured Housing Community Perry, MI	359	96%	91%	92%
Creekwood Meadows Mobile Home Park Burton, MI	336	85%	74%	72%
Cutler Estates Mobile Village Grand Rapids, MI	259	96%	90%	92%
Davison East Manufactured Housing Community Davison, MI	190	88%	81%	73%
Falcon Pointe (8) East Lansing, MI	102	(2)	26%(8)	22%(8)
Fisherman's Cove Manufactured Housing Community Flint, MI	162	94%	90%	90%
Grand Mobile Estates Grand Rapids, MI	230	95%	89%	80%
Hamlin Manufactured Housing Community (4) Webberville, MI	170	85%(4)	88%(4)	91%(4)
Holly Village/Hawaiian Gardens Holly, MI	425	(3)	(3)	98%
Hunters Glen (8) Wayland, MI	280	(3)	(3)	44%(8)
Kensington Meadows Mobile Home Park Lansing, MI	290	92%	84%	82%
King's Court Mobile Village Traverse City, MI	639	98%	97%	97%
Knollwood Estates Allendale, MI	161	94%	89%	84%
Lafayette Place Metro Detroit, MI	254	98%	96%	92%
Lakeview Ypsilanti, MI	392	(3)	(3)	91%
Lincoln Estates Mobile Home Park Holland, MI	191	95%	95%	95%
Meadow Lake Estates Manufactured Housing Community White Lake, MI	425	97%	93%	92%
Meadowbrook Estates Manufactured Housing Community Monroe, MI	453	97%	96%	94%
Presidential Estates Mobile Village Hudsonville, MI	364	95%	89%	89%
Richmond Place Metro Detroit, MI	117	100%	100%	97%
River Haven Village Grand Haven, MI	721	79%	77%	70%
Scio Farms Estates Ann Arbor, MI	913	99%	98%	98%
Sherman Oaks Manufactured Housing Community Jackson, MI	366	94%	88%	88%
St. Clair Place Metro Detroit, MI	100	99%	98%	97%
Sunset Ridge (8) Portland Township, MI	190	45%(8)	71%(8)	64%(8)

Property and Location	Developed Sites as of 12/31/2004	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)	Occupancy as of 12/31/04(1)
Timberline Estates Manufactured Housing Community Grand Rapids, MI	296	94%	90%	86%
Town & Country Mobile Village Traverse City, MI	192	99%	99%	98%
Village Trails Howard City, MI	100	80%	71%	78%
White Lake Mobile Home Village (4) White Lake, MI	315	96%(4)	96%(4)	95%(4)
White Oak Estates Mt. Morris, MI	480	86%	84%	80%
Windham Hills Estates (4) Jackson, MI	402	82%(4)	73%(4)	72%(4)
Woodhaven Place Metro Detroit, MI	220	98%	98%	96%
Michigan Total	14,026	92%	88%	86%
Indiana				
Brookside Mobile Home Village Goshen, IN	570	88%	81%	73%
Carrington Pointe Ft. Wayne, IN	320	81%	78%	76%
Clear Water Mobile Village South Bend, IN	227	86%	78%	77%
Cobus Green Mobile Home Park Elkhart, IN	386	81%	75%	72%
Deerfield Run Manufactured Home Community (4) Anderson, IN	175	73%(4)	73%(4)	68%(4)
Four Seasons Mobile Home Park Elkhart, IN	218	95%	94%	94%
Holiday Mobile Home Village Elkhart, IN	326	95%	93%	91%
Liberty Farms Communities Valparaiso, IN	220	99%	98%	97%
Maplewood Mobile Home Park Lawrence, IN	207	97%	88%	83%
Meadows Mobile Home Park Nappanee, IN	330	85%	79%	73%
Pebble Creek(8) (9) Greenwood, IN	258	76%(8)	79%(8)	76%(8)
Pine Hills Mobile Home Subdivision Middlebury, IN	129	95%	84%	80%
Roxbury Park Goshen, IN	398	94%	94%	93%
Timberbrook Mobile Home Park Bristol, IN	567	84%	75%	75%
Valley Brook Mobile Home Park Indianapolis, IN	799	88%	85%	75%
West Glen Village Mobile Home Park Indianapolis, IN	552	96%	88%	87%
Woodlake Estates (4) Ft. Wayne, IN	338	72%(4)	62%(4)	60%(4)
Woods Edge Mobile Village (4) West Lafayette, IN	598	74%(4)	71%(4)	66%(4)
Indiana Total	6,618	86%	81%	78%

Property and Location	Developed Sites as of 12/31/2004	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)	Occupancy as of 12/31/04(1)
OTHER				
Apple Creek Manufactured Home Community and Self Cincinnati, OH	176	94%	93%	88%
Autumn Ridge Mobile Home Park Ankeny, IA	413	98%	98%	98%
Bell Crossing Manufactured Home Community (4) Clarksville, TN	239	41%(4)	33%(4)	44%(4)
Boulder Ridge (4) Pflugerville, TX	527	85%(4)	69%(4)	59%(4)
Branch Creek Estates Austin, TX	392	98%	95%	94%
Byrne Hill Village Manufactured Home Community Toledo, OH	236	96%	100%	98%
Candlelight Village Mobile Home Park Chicago Heights, IL	309	95%	93%	93%
Casa del Valle (1) (7) Alamo, TX	116/400	100%	100%	97%
Catalina Mobile Home Park Middletown, OH	462	83%	73%	70%
Cave Creek Evans, CO	289	(3)	(3)	63%
Chisholm Point Estates Pflugerville, TX	416	94%	89%	86%
Comal Farms (8) (9) New Braunfels, TX	349	43%(8)	48%(8)	48%(8)
Countryside Atlanta Lawrenceville, GA	271	(3)	(3)	94%
Countryside Gwinnett Buford, GA	331	(3)	(3)	88%
Countryside Lake Lanier Buford, GA	548	(3)	(3)	80%
Creekside (8) (9) Reidsville, NC	46	66%(8)	72%(8)	78%(8)
Desert View Village (8) West Wendover, NV	93	40%(8)	48%(8)	52%(8)
Eagle Crest (8) Firestone, CO	318	97%(8)	62%(8)	66%(8)
East Fork (8) (9) Batavia, OH	197	88%(8)	79%(8)	77%(8)
Edwardsville Mobile Home Park Edwardsville, KS	634	92%	84%	79%
Forest Meadows Philomath, OR	76	92%	91%	83%
Glen Laurel (8) (9) Concord, NC	261	18%(8)	25%(8)	26%(8)
High Pointe Frederica, DE	411	95%	93%	90%
Kenwood RV and Mobile Home Plaza (1) (7) LaFeria, TX	36/289	100%	100%	100%
Meadowbrook (8) (9) Charlotte, NC	177	80%(8)	76%(8)	74%(8)
North Point Estates (8) Pueblo, CO	108	50%(8)	35%(8)	34%(8)
Oak Crest (8) Austin, TX	335	84%(8)	63%(8)	51%(8)
Oakwood Village (4) Dayton, OH	511	74%(4)	77%(4)	78%(4)
Orchard Lake Manufactured Home Community Cincinnati, OH	147	97%	97%	97%
Pecan Branch (8) Williamson County, TX	69	74%(8)	83%(8)	61%(8)

Property and Location	Developed Sites as of 12/31/2004	Occupancy As of 12/31/02(1)	Occupancy As of 12/31/03(1)	Occupancy as of 12/31/04(1)
Pheasant Ridge Manor Township, PA	553	99%	100%	100%
Pin Oak Parc Mobile Home Park O'Fallon, MO	502	97%	95%	94%
Pine Ridge Mobile Home Park Petersburg, VA	245	95%	94%	91%
Pine Trace Houston, TX	420	(3)	(3)	71%
River Ranch (8) (9) Austin, TX	121	(8)	15%(8)	27%(8)
River Ridge (8) Austin, TX	337	89%(8)	85%(8)	77%(8)
Saddle Brook (8) Austin, TX	258	39%(8)	40%(8)	37%(8)
Sea Air (1) (7) Rehoboth Beach, DE	370/527	100%	99%	97%
Snow to Sun (1) (7) Weslaco, TX	179/489	99%	100%	100%
Southfork Mobile Home Park Belton, MO	477	90%	84%	76%
Stonebridge (8) (9) San Antonio, TX	340	83%(8)	59%(8)	61%(8)
Summit Ridge (8) (9) Converse, TX	252	91%(8)	56%(8)	65%(8)
Sunset Ridge (8) (9) Kyle, TX	172	71%(8)	69%(8)	73%(8)
Sun Villa Estates Reno, NV	324	99%	99%	99%
Timber Ridge Mobile Home Park Ft. Collins, CO	585	98%	97%	94%
Westbrook Village (6) Toledo, OH	344	97%	93%	92%
Westbrook Senior Village Toledo, OH	112	99%	99%	100%
Willowbrook Place Toledo, OH	266	98%	96%	96%
Woodlake Trails (8) (9) San Antonio, TX	134	44%(8)	79%(8)	87%(8)
Woodland Park Estates Eugene, OR	399	94%	92%	89%
Woodside Terrace Manufactured Home Community Holland, OH	439	96%	95%	93%
Worthington Arms Mobile Home Park Delaware, OH	224	96%	96%	92%
Other Total	16,550	86%	81%	75%
SOUTHEAST				
Florida				
Arbor Terrace RV Park Bradenton, FL	395	(5)	(5)	(5)
Ariana Village Mobile Home Park Lakeland, FL	208	88%	88%	87%
Bonita Lake Resort Bonita Springs, FL	165	(5)	(5)	(5)
Buttonwood Bay (1) (7) Sebring, FL	407/942	100%	100%	100%

Gold Coaster Manufactured Home Community (1) (7) Florida City, FL	338/545	98%	100%	100%
Groves RV Resort Lee County, FL	297	(5)	(5)	(5)
Holly Forest Estates Holly Hill, FL	402	100%	100%	100%
Indian Creek Park (1) (7) Ft. Myers Beach, FL	353/1,500	100%	100%	100%
Island Lakes Mobile Home Park Merritt Island, FL	301	100%	100%	100%
Kings Lake Mobile Home Park Debary, FL	245	100%	100%	100%
Lake Juliana Landings Mobile Home Park Auburndale, FL	278	77%	81%	86%
Lake San Marino RV Park Naples, FL	411	(5)	(5)	(5)
Leesburg Landing Lake County, FL	95	69%	73%	76%
Meadowbrook Village Mobile Home Park Tampa, FL	257	99%	98%	100%
Orange Tree Village Mobile Home Park Orange City, FL	246	100%	100%	100%
Royal Country Mobile Home Park Miami, FL	864	100%	100%	100%
Saddle Oak Club Mobile Home Park Ocala, FL	376	100%	100%	100%
Siesta Bay RV Park Ft. Myers Beach, FL	820	(5)	(5)	(5)
Silver Star Mobile Village Orlando, FL	407	99%	98%	98%
Water Oak Country Club Estates/Water Oak Mobile Home Park Lady Lake, FL	908	100%	100%	100%
Florida Total	9,662	97%	98%	98%
TOTAL/AVERAGE	46,856	90%	86%	84%
TOTAL STABILIZED COMMUNITIES	41,585	92%	89%	87%
TOTAL DEVELOPMENT COMMUNITIES	5,271	65%	59%	58%

(1) Occupancy percentage relates to manufactured housing sites, excluding recreational vehicle sites. Data presented MH Sites/Total Sites.

(2) Acquired 2003.

(3) Acquired 2004.

(4) Occupancy in these properties reflects the fact that these communities are in a lease-up phase following an expansion.

(5) This Property contains only recreational vehicle sites.

(6) The Company formerly leased this Property and the Company purchased this Property in January 2004.

(7) This Property contains recreational vehicle sites.

(8) Occupancy in these properties reflects the fact that these communities are newly developed from the ground up.

(9) This Property is owned by an affiliate of Sunchamp LLC, an entity in which the Company owns approximately a 68.5 percent equity interest as of December 31, 2004.

Leases. The typical lease we enter into with a tenant for the rental of a site is month-to-month or year-to-year, renewable upon the consent of both parties, or, in some instances, as provided by statute. In some cases, leases are for one-year terms, with up to ten renewal options exercisable by the tenant, with rent adjusted for increases in the consumer price index. These leases are cancelable for non-payment of rent, violation of community rules and regulations or other specified defaults. During the past five years, on average 3.3 percent of the homes in our communities have been removed by their owners and 7.7 percent of the homes have been sold by their owners to a new owner who then assumes rental obligations as a community resident. The small percentage of homes removed from our communities is impacted by the $3,000 to $8,000 cost to move a home. The above experience can be summarized as follows: the average resident remains in our communities for approximately thirteen years, while the average home, which gives rise to the rental stream, remains in our communities for approximately thirty years. See "Regulations and Insurance."

ITEM 3. LEGAL PROCEEDINGS

On April 9, 2003, T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), filed a complaint against the Company, SunChamp LLC, certain other affiliates of the Company and two directors of Sun Communities, Inc. in the Superior Court of Guilford County, North Carolina. The complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. The Company believes the complaint and the claims threatened therein have no merit and will defend it vigorously. The current status is that the proceedings in North Carolina have been stayed pending final determination in Michigan as to whether the dispute should be submitted to arbitration.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 8, 1993 under the symbol "SUI." On March 1, 2005, the closing sales price of the common stock was $36.09 and the common stock was held by approximately 612 holders of record. The following table sets forth the high and low closing sales prices per share for the common stock for the periods indicated as reported by the NYSE and the distributions per share paid by the Company with respect to each such period.

	High	Low	Distribution
Fiscal Year Ended December 31, 2003			
First Quarter of 2003	37.92	32.87	0.58
Second Quarter of 2003	40.46	35.75	0.61
Third Quarter of 2003	41.00	37.56	0.61
Fourth Quarter of 2003	40.65	35.78	0.61
Fiscal Year Ended December 31, 2004			
First Quarter of 2004	42.82	37.86	0.61
Second Quarter of 2004	42.90	33.30	0.61
Third Quarter of 2004	39.92	35.75	0.61
Fourth Quarter of 2004	40.76	37.86	0.61

Recent Sales of Unregistered Securities

On January 5, 2004 the Operating Partnership issued 47,250 Series B-3 Preferred Units to the members of Westbrook Co., Ltd, paid approximately $1.2 million in cash and assumed approximately $4.2 million of debt, which was immediately retired, in exchange for property with a net agreed upon value of $10.1 million. Holders of the Series B-3 Units may require the Company to redeem the Series B-3 Units (a) within the ninety (90) day period following each of the fifth, sixth, seventh, eighth, ninth and tenth anniversaries of the issuance date, (b) in the event of the death of a holder, and (c) at any time after the tenth anniversary. The redemption price is $100 per Series B-3 Unit. The Operating Partnership has the right to redeem the Series B-3 Units at any time after the tenth anniversary. On August 24, 2004, the Operating Partnership redeemed 7,500 Series B-3 Preferred Units for an aggregate purchase price of $750,000

On May 23, 2004, the Operating Partnership redeemed 26,650 Common Operating Partnership Units from a single holder for an aggregate purchase price of $961,540.

In 2004, the Company issued 6,300 shares of its common stock upon conversion of 6,300 partnership units.

All of the above partnership units and shares of common stock were issued in private placements in reliance on Section 4(2) of the Securities Act of 1933, as amended, including Regulation D promulgated thereunder. No underwriters were used in connection with any of such issuances.

The Board of Directors authorized a program to purchase up to 1,000,000 shares of the Company's common stock on November 15, 2004. No repurchases were performed under this program during the fourth quarter of 2004.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/2004-10/31/2004	-	$ -	-	-
11/01/2004-11/30/2004	-	$ -	-	1,000,000
12/01/2004-12/31/2004	-	$ -	-	1,000,000

Equity Compensation Plan Information

The following table reflects information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2004.

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)**
Equity compensation plans approved by shareholders	641,251	$29.97	98,000
Equity compensation plans not approved by shareholders [1]	55,129	$32.75	0
TOTAL	696,380		98,000

[1] On May 29, 1997, the Company established a Long Term Incentive Plan (the "LTIP") pursuant to which all full-time salaried and full-time commission only employees of the Company, excluding the Company's officers, were entitled to receive options to purchase shares of the Company's common stock at $32.75 per share (i.e., the average of the highest and lowest selling prices for the common stock on May 29, 1997), on January 31, 2002. In accordance with the terms of the LTIP, (a) the Company granted the eligible participants options to purchase 167,918 shares of common stock; and (b) each eligible participant received an option to purchase a number of shares of common stock equal to the product of 167,918 and the quotient derived by dividing such participant's total compensation during the period beginning on January 1, 1997 and ending on December 31, 2001 (the "Award Period") by the aggregate compensation of all of the eligible participants during the Award Period.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2004 [c]	2003 [c]	2002 [b]	2001 [b]	2000 [b]
	(In thousands except for per share and other data)				
REVENUES					
Income from rental property	$ 167,835	$ 159,115	$ 149,875	$ 136,969	$ 129,279
Revenues from home sales	17,837	19,516	-	-	-
Ancillary service revenues, net	1,735	1,791	-	-	-
Interest	6,633	11,354	7,990	10,305	9,386
Gain on sale of land	5,879	-	-	-	-
Other income	934	676	2,304	3,695	4,112
Total revenues	200,853	192,452	160,169	150,969	142,777
COSTS AND EXPENSES					
Property operating and maintenance	41,819	39,837	33,751	29,258	27,832
Cost of home sales	14,383	13,879	-	-	-
Real estate taxes	13,817	11,746	10,217	9,162	8,768
General and administrative	21,239	16,563	7,722	7,373	7,013
Depreciation and amortization	45,395	44,120	37,900	32,716	29,900
Interest	48,243	38,738	32,375	31,016	29,651
Extinguishment og debt	51,643	-	-	-	-
Deferred financing costs related to extinguished debt	5,557	-	-	-	-
Impairment charge	-	4,932	-	-	-
Total expenses	242,096	169,815	121,965	109,525	103,164
Equity income (loss) from affiliates	(151)	667	(16,627) [a]	131	607
Income (loss) from operations	(41,394)	23,304	21,577	41,575	40,220
Less income (loss) allocated to minority interest:	(926)	9,562	9,605	13,150	12,837
Income (loss) from continuing operations	(40,468)	13,742	11,972	28,425	27,383
Income from discontinued operations	-	9,972	1,620	5,485	5,911
Net income (loss)	$ (40,468)	$ 23,714	$ 13,592	$ 33,910	$ 33,294
Weighted average common shares outstanding:					
Basic	18,318	18,206	17,595	17,258	17,304
Diluted	18,318	18,345	17,781	17,440	17,390
Basic earnings (loss) per share:					
Continuing operations	$ (2.21)	$ 0.75	$ 0.68	$ 1.64	$ 1.58
Discontinued operations	-	0.55	0.09	0.32	0.34
Net income (loss)	$ (2.21)	$ 1.30	$ 0.77	$ 1.96	$ 1.92
Diluted earnings (loss) per share:					
Continuing operations	$ (2.21)	$ 0.75	$ 0.67	$ 1.63	$ 1.57
Discontinued operations	-	0.54	0.09	0.31	0.34
Net income (loss)	$ (2.21)	$ 1.29	$ 0.76	$ 1.94	$ 1.91
Distributions per common share	$ 2.44	$ 2.41	$ 2.29	$ 2.18	$ 2.10

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands except for per share and other data)				
Balance sheet data:					
Rental property, before accumulated depreciation	$ 1,382,541	$ 1,220,405	$ 1,174,837	$ 969,936	$ 867,377
Total assets	$ 1,403,167	$ 1,221,574	$ 1,163,976	$ 994,449	$ 966,628
Total debt	$ 1,078,442	$ 773,328	$ 667,373	$ 495,198	$ 464,508
Stockholders' equity	$ 211,746	$ 326,610	$ 319,532	$ 329,641	$ 336,034
Other data (at end of period):					
Total properties	136	127	129	116	109
Total Sites	46,856	43,875	43,959	40,544	38,282

(a)Included in equity income (loss) from affiliates in 2002 is a $13.6 million valuation adjustment of the Company's investment in Origen.

(b)Revenues and expenses for the years ended December 31, 2002, 2001, and 2000 have been restated to reflect the reclassifications required under SFAS No. 144 for the four properties sold in 2003.

(c) Selected financial data for 2004 and 2003 includes amounts from SHS which was consolidated during 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANICAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a fully integrated, self-administered and self-managed REIT which owns, operates, develops and finances manufactured housing communities concentrated in the midwestern and southeastern United States. As of December 31, 2004, the Company owned and operated a portfolio of 136 developed properties located in eighteen states, including 124 manufactured housing communities, five recreational vehicle communities, and seven properties containing both manufactured housing and recreational vehicle sites.

The Company completed a significant restructuring of its capital and operating debt during 2004. Secured debt financings of $734 million with average terms approximating 10 years and weighted average interest rates of approximately 5.0% were concluded, as well as the successful negotiation of a new $115 million revolving line of credit at LIBOR + 1.75%. Proceeds from the secured financings were used to retire existing debt, acquire communities, and repurchase the Company's stock. The Company has also provided the required notice to retire $50 million of 8.875% PPOP Units during the first quarter of 2005 and is authorized to repurchase up to 1 million additional shares of its stock.

During 2004 the Company acquired nine manufactured housing communities comprising approximately 2950 developed and 570 undeveloped sites. The aggregate purchase price was $120.4 million and included the assumption of approximately $34.3 million in debt. Three of the communities are in northeast Atlanta, four are located in Michigan and the remaining properties are located in Colorado and Texas.

In recent years the operations of manufactured homebuilders, dealers, and the companies that finance the purchase of the homes have experienced severe losses and substantial volatility. New home shipments have declined from approximately 373,000 in 1998 to approximately 131,000 in 2004. The decline was largely due to the turmoil in the financing side of the industry as lenders experienced substantial losses arising from defaults on poorly underwritten loans in the mid to late 1990s and beyond. As a result of the losses, the lenders experienced liquidity constraints and significantly tightened underwriting standards thus reducing the demand for new homes.

These trends appear to be abating as several large home manufacturers are reporting operating income and the volume of repossessed homes in the market place appears to be declining. Newly repossessed homes are also declining as the reinforcing effects of tightened underwriting standards and reduced new home financing volumes impact the industry.

The effect of these trends on the Company has been to reduce occupancies in our portfolio as the demand of tenants for sites in our communities has declined for the above-stated reasons. The rate of leasing in our new community developments has likewise slowed. Despite these trends, the Company's same property portfolio has consistently reflected growth in net operating income evidencing the revenue and operating stability long associated with the business of owning and operating manufactured housing communities.

While the problems which directly impacted the manufacturers, dealers, and lenders appear to be bottoming, the Company does not expect a rapid or strong recovery in its operations. The Company expects a gradually improving leasing environment in its portfolio.

As a result of these industry conditions, a large quantity of homes repossessed by lenders have become available for purchase at discounts of up to 50% and more from original cost or loan amount. The Company has made every effort to acquire these value-priced homes especially as the alternative would likely be the removal of the homes from the community. Such removal would create total dependence on the sale of a new home to fill the site. As new home shipments have declined by nearly two thirds from their peak in 1998 to current levels, such dependence would leave the Company vulnerable to a recovery in new home shipments as its primary method to improve occupancy.

The Company intends to sell these value-priced homes to residents over time. In the meantime it is most economical to rent the homes. At December 31, 2004, the Company had approximately 2,000 homes rented in its communities which comprise over 46,000 sites. All renters are subject to underwriting criteria. The Company expects to continue to acquire homes from lenders as long as the pricing of the homes remains compelling. The Company is actively developing programs for its renters and others to acquire these homes.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. Nevertheless, actual results may differ from these estimates under different assumptions or conditions.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Impairment of Long-Lived Assets. Rental property is recorded at cost, less accumulated depreciation. The Company measures the recoverability of its assets in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets." If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis. Assets are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Circumstances that may prompt a test of recoverability may include a significant decrease in anticipated market price, an adverse change to the extent or manner in which an asset may be used or in its physical condition or other such events that may significantly change the value of the long-lived asset.

Notes Receivable. The Company evaluates the recoverability of its notes receivable whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. The loan is then measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings and 7 to 15 years for furniture, fixtures and equipment.

Revenue Recognition. Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and the resident or, in some cases, as provided by state statute. Revenue from the sale of manufactured homes is recognized upon transfer of title at the closing of the sales transaction. The Company offers, through its Home Buying Made Easy program, retail installment contracts at interest rates of 4.99 to 7.99 percent to qualified buyers of homes within its communities. The Company amortizes the interest discount from current market rates related to this program into income over the term of the note. The Company also bifurcates the discounted present value of the interest differential between the home sale and the anticipated rental revenue as required by Emerging Issues Task Force 00-21 "Revenue Arrangements with Multiple Deliverables". The differential allocated to the home sale is recognized as a reduction of revenue from the sale of the home and the differential allocated to future rental revenue is amortized as rental discount over the term of the loan.

Capitalized Costs. The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities. Maintenance, repairs and minor improvements to properties are expensed when incurred. Renovations and improvements to properties are capitalized and depreciated over their estimated useful lives and construction costs related to the development of new community or expansion sites are capitalized until the property is substantially complete. Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized and amortized over a seven year period. Costs associated with implementing the Company's computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

Derivative Instruments and Hedging Activities. The Company has entered into three interest rate swap agreements to offset interest rate risk. The Company does not enter into derivative transactions for speculative purposes. The Company adjusts its balance sheet on an ongoing quarterly basis to reflect current fair market value of its derivatives. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings. The Company uses standard market conventions to determine the fair values of derivative instruments, including the quoted market prices or quotes from brokers or dealers for the same or similar instruments. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Income Taxes. The Company has elected to be taxed as a REIT as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level if it distributes at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders, which it fully intends to do. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. The Company remains subject to certain state and local taxes on its income and property as well as Federal income and excise taxes on its undistributed income.

Results of Operations

Comparison of year ended December 31, 2004 to year ended December 31, 2003

For the year ended December 31, 2004, income from operations decreased by $64.7 million from income of $23.3 million to a loss of $(41.4) million, when compared to the year ended December 31, 2003. The decrease was due to increased expenses of $14.5 million, debt extinguishment costs of $51.6 million, deferred financing costs related to the extinguished debt of $5.6 million, Florida storm damage of $0.6 million, and decreased equity income from affiliate of $0.8 million, offset by increased revenues of $8.4 million as described in more detail below.

Income from rental property increased by $8.7 million from $159.1 million to $167.8 million, or 5.5 percent, due to property acquisitions, rent increases, and other community revenues.

Interest income, including income from Origen, decreased by $4.8 million from $11.4 million to $6.6 million, or 42.1 percent, due primarily to a decrease in interest earning notes and receivables.

Other operating income increased by $0.2 million from $0.7 million to $0.9 million, due primarily to increase in brokerage commissions.

The decrease in revenue from home sales and increase in gain on sale of land relate to operations of the manufactured home sales which is discussed in detail below.

Property operating and maintenance expenses increased by $2.0 million from $39.8 million to $41.8 million, or 5.0 percent. The increase was due to increases in utility costs ($0.7 million), payroll expense ($0.5 million), repair and maintenance expense ($0.2 million), insurance expense ($0.3 million), and miscellaneous other expenses ($0.3 million).

Real estate taxes increased by $2.1 million from $11.7 million to $13.8 million, or 17.9 percent due to acquisitions made in 2004 ($0.7 million) and increases in assessments and tax rates ($1.4 million).

General and administrative expenses for rental property increased by $2.0 million from $10.5 million to $12.5 million, due to compensation expenses ($0.7 million), Michigan Single Business tax ($0.3 million), system conversion costs ($0.4 million), Sarbanes-Oxley Act compliance costs ($0.3 million), and miscellaneous other expenses ($0.3 million).

Depreciation and amortization increased by $1.3 million from $44.1 million to $45.4 million, or 2.9 percent, due primarily to additional investment in rental property.

Interest expense increased by $9.5 million from $38.7 million to $48.2 million, or 24.5 percent, due to increased debt levels somewhat offset by lower interest rates and the reclassification of dividends paid on Preferred Operating Partnership Units ("POP Units") as interest expense pursuant to the adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity" ("SFAS150").

Debt extinguishment expense of $51.6 million includes prepayment penalties, fees and other costs associated with extinguishing $345.0 million of unsecured notes. Deferred financing costs related to these notes and other debt repaid were expensed.

Sun Home Services

The following table summarizes certain financial and statistical data for Sun Home Services for the years ended December 31, 2004 and 2003:

	2004	2003	Increase/ (Decrease)	Percent Change
New home sales revenues	$ 9,941	$ 13,169	$ (3,228)	-24.5%
Cost of sales	7,609	9,159	(1,550)	-16.9%
Gross profit	2,332	4,010	(1,678)	-41.8%
Pre-owned home sales revenues	$ 7,896	$ 6,347	$ 1,549	24.4%
Cost of sales	6,774	4,720	2,054	43.5%
Gross profit	1,122	1,627	(505)	-31.0%
Ancillary revenue, net	$ 1,735	$ 1,791	$ (56)	-3.1%
Home sales volumes:				
New homes	169	257	(88)	-34.2%
Pre-owned homes	368	283	85	30.0%

New home sales declined by 34.2 percent, while revenues and costs of sales declined by 24.5 and 16.9 percent, respectively, resulting in lower gross profit due to competition from value-priced pre-owned homes. Pre-owned home unit sales increased by 30.0 percent while revenues and cost of sales increased by 24.4 percent and 43.5 percent, respectively. Gross profit declined by 31.0 percent on pre-owned homes in response to a management strategy to reduce sales price to generate additional sales.

Comparison of year ended December 31, 2003 to year ended December 31, 2002

For the year ended December 31, 2003, income from operations increased by $1.7 million from $21.6 million to $23.3 million, when compared to the year ended December 31, 2002. The increase was due to increased revenues of $32.3 million and increased results from affiliates of $17.3 million partially offset by increased expenses of $47.9 million. The year 2003 included SHS on a consolidated basis as discussed below.

Income from rental property increased by $9.2 million from $149.9 million to $159.1 million, or 6.2 percent, due to rent increases and other community revenues ($3.4 million) and acquisitions ($5.8 million).

Interest income, including income from Origen, increased by $3.4 million from $8.0 million to $11.4 million, or 42.1 percent, due principally to larger outstanding balances of notes and investments at higher rates of interest.

Other operating income decreased by $1.6 million from $2.3 million to $0.7 million, due primarily to reduced development fee income.

The remaining revenue increases of $21.3 million relate to the consolidation of Sun Home Services which is discussed in detail below.

Property operating and maintenance expenses increased by $6.1 million from $33.7 million to $39.8 million, or 18.0 percent. The increase was primarily due to increases in utility costs ($1.8 million) and increases in repair and maintenance expenses ($1.3 million). Acquisitions during 2002 and the consolidation of SunChamp properties accounted for the remaining increase of $3.0 million.

Real estate taxes increased by $1.5 million from $10.2 million to $11.7 million, or 15.0 percent due to acquisitions made in 2002 ($0.7 million) and increases in assessments and tax rate ($0.8 million).

General and administrative expenses increased by $8.9 million from $7.7 million to $16.6 million, due to the consolidation of Sun Home Services ($6.0 million), professional fees ($0.4 million), expenses related to office relocation ($0.2 million), Michigan Single Business tax ($0.2 million), compensation expenses, including benefits, primarily related to the SunChamp acquisition and a systems conversion ($1.7 million), and assorted other minor increases ($0.4 million).

Depreciation and amortization increased by $6.2 million from $37.9 million to $44.1 million, or 16.4 percent, due primarily to the consolidation of Sun Home Services ($1.0 million) and additional investment in rental property.

Interest expense increased by $6.3 million from $32.4 million to $38.7 million, or 19.4 percent, due to increased debt levels partially offset by lower interest rates ($1.5 million), the reclassification of dividends paid on POP Units as interest expense pursuant to the adoption of SFAS 150 ($2.0 million), decreased capitalized interest ($0.8 million), an increase in financing costs ($0.6 million), and an increase in interest rates related to fixing rates on $75.0 million of debt ($2.7 million). These increases were partially offset by $1.3 million of income related primarily to the change in market value of an interest rate swap contract that does not qualify for hedge accounting.

The $4.9 million impairment charge relates to a reduction in the book value of a new community development due to the impracticality of future phase construction.

Equity income from affiliates of $0.7 million represents the Company's one-third interest in the operations of Origen for its initial operating period after a recapitalization in October, 2003.

The remaining expense increase of $13.9 million relates to the consolidation of Sun Home Services which is discussed in detail below.

Sun Home Services

Prior to January 1, 2003, the results of operations of Sun Home Services were accounted for using the equity method and reported as a single line item called equity in income from affiliates. As the Company is the primary beneficiary of the results of operations of Sun Home Services, it is appropriate to consolidate Sun Home Services at December 31, 2003. This has no effect on previously reported net income. In the table below, the year 2002 is presented as if SHS was consolidated ("pro forma") as of December 31, 2002 for comparative purposes.

The following table summarizes certain financial and statistical data for Sun Home Services for the years ended December 31, 2003 and 2002:

	2003	2002 (pro forma)	Increase/ (Decrease)	Percent Change
New home sales revenues	$ 13,169	$ 15,890	$ (2,721)	-17.1%
Cost of sales	9,159	12,907	(3,748)	-29.0%
Gross profit	4,010	2,983	1,027	34.4%
Pre-owned home sales revenues	$ 6,347	$ 3,214	$ 3,133	97.5%
Cost of sales	4,720	2,586	2,134	82.5%
Gross profit	1,627	628	999	159.1%
Ancillary revenue, net	$ 1,791	$ 457	$ 1,334	291.9%
Home sales volumes:				
New homes	257	286	(29)	-10.1%
Pre-owned homes	283	174	109	62.6%

New home sales declined by 10.1 percent, while revenues and costs of sales declined by 17.1 and 29.0 percent, respectively. Gross profit increased by 34.4 percent as cost of sales declined by more than revenues due to the purchase of new homes at a substantial discount. Pre-owned home unit sales increased by 62.6 percent while revenues and cost of sales increased by 97.5 percent and 82.5 percent, respectively. Gross profit increased by 159.1 percent as revenues grew more than cost of sales due to strong demand for the value in pre-owned homes.

The increase in ancillary revenue, net, is primarily due to increased activity in the Company's rental home program.

Same Property Information

The following table reflects property-level financial information as of and for the years ended December 31, 2004 and 2003. The "Same Property" data represents information regarding the operation of communities owned as of January 1, 2003 and December 31, 2004. Site, occupancy, and rent data for those communities is presented as of the last day of each period presented. The "Total Portfolio" column differentiates from the "Same Property" column by including financial information for properties acquired after January 1, 2003 and new development communities.

	Same Property		Total Portfolio	
	2004	2003	2004	2003
	(in thousands)		(in thousands)	
Income from rental property	$ 146,797	$ 141,130	$ 167,835	$ 159,115
Property operating expenses:				
Property operating and maintenance	28,603	28,334	41,819	39,837
Real estate taxes	11,905	10,843	13,817	11,746
Property operating expenses	40,508	39,177	55,636	51,583
Property net operating income [(1)]	$ 106,289	$ 101,953	$ 112,199	$ 107,532
Number of properties	108	108	136	127
Developed sites	39,686	39,746	46,856	43,875
Occupied sites	34,272	34,958	39,040	37,394
Occupancy %	87.4% [(2)]	89.4% [(2)]	83.8% [(2)]	86.1% [(2)]
Weighted Average monthly rent per site	$ 345 [(2)]	$ 329 [(2)]	$ 342 [(2)]	$ 328 [(2)]
Sites available for development	1,521	1,545	7,277	6,756
Sites planned for development in next year	57	30	208	258

(1) Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

(2) Occupancy % and weighted average rent relates to manufactured housing sites, excluding recreational vehicle sites.

On a same property basis, property net operating income increased by $4.3 million from $102.0 million to $106.3 million, or 4.2 percent. Income from property increased by $5.7 million from $141.1 million to $146.8 million, or 4.0 percent, due primarily to increases in rents including water and property tax pass through.

Property operating expenses increased by $1.3 million from $39.2 million to $40.5 million, or 3.3 percent, due to increases in real estate taxes ($1.1 million), utilities and other ($0.2 million).

Liquidity and Capital Resources

The Company's principal liquidity demands have historically been, and are expected to continue to be, distributions to the Company's stockholders and the unitholders of the Operating Partnership, property acquisitions, development and expansion of properties, capital improvements of properties, the purchase of new and pre-owned homes and debt repayment.

The Company expects to meet its short-term liquidity requirements through its working capital provided by operating activities and through its $115.0 million line of credit. The Company considers these resources to be adequate to meet all operating requirements, including recurring capital improvements, routinely amortizing debt and other normally recurring expenditures of a capital nature, pay dividends to its stockholders to maintain qualification as a REIT in accordance with the Internal Revenue Code and make distributions to the Operating Partnership's unitholders.

The Company plans to invest approximately $2 to $5 million in developments consisting of expansions to existing communities and the development of new communities during 2005. The Company expects to finance these investments by using net cash flows provided by operating activities and by drawing upon its line of credit.

Furthermore, the Company may invest substantial amounts in the acquisition of properties during 2005, depending upon a number of factors, including the availability of high-quality properties that meet the Company's criteria for acquisition. The Company will finance these investments using the proceeds from its secured financing transactions, the temporary use of its line of credit until permanent secured financing can be arranged and through the assumption of existing debt on the properties.

Cash and cash equivalents increased by $28.5 million to $52.6 million at December 31, 2004 compared to $24.1 million at December 31, 2003. Net cash provided by operating activities decreased by $4.8 million to $57.8 million for the year ended December 31, 2004 compared to $62.6 million for the year ended December 31, 2003.

The Company's net cash flows provided by operating activities may be adversely impacted by, among other things: (a) the market and economic conditions in the Company's markets; (b) lower occupancy rates of the Properties; (c) increased operating costs, including insurance premiums, real estate taxes and utilities, that cannot be passed on to the Company's tenants; and (d) decreased sales or rentals of manufactured homes. See "Factors that May Affect Future Results."

As previously discussed, the Company completed a significant restructuring of its capital and operating debt during 2004. The Company securitized an additional 74 of its 136 Properties providing significant proceeds for the repayment of existing higher rate debt, property acquisitions and stock repurchases.

During 2004 the Company acquired nine manufactured housing communities with an aggregate purchase price of $120.4 million. The properties were purchased with cash provided from secured financing transactions and the assumption of approximately $34.3 million in debt.

The Company has a $115 million unsecured line of credit facility, which bears interest at LIBOR + 1.75% and matures in September 2007, with a one-year optional extension. At December 31, 2004, $1.3 million of availability was used to back standby letters of credit and $113.7 million was available to be drawn under the facility. The line of credit facility contains various leverage, debt service coverage, net worth maintenance and other customary covenants all of which the Company was in compliance with at December 31, 2004.

The Company's primary long-term liquidity needs are principal payments on outstanding indebtedness. At December 31, 2004, the Company's outstanding contractual obligations were as follows:

		Payments Due By Period (in thousands)			
Contractual Cash Obligations	**Total Due**	**1 year**	**2-3 years**	**4-5 years**	**After 5 years**
Collateralized term loan	$ 40,837	$ 757	$ 40,080	$ -	$ -
Collateralized term loan - FNMA	389,154	1,531	6,149	7,993	373,481
Collateralized term loan - B of A	496,031	-	8,709	15,851	471,471
Senior notes	5,017	5,017	-	-	-
Mortgage notes, other	85,280	13,432	48,635	18,452	4,761
Redeemable Preferred OP Units	62,123	-	12,675	-	49,448
	$ 1,078,442	$ 20,737	$ 116,248	$ 42,296	$ 899,161

Interest expense is a material cash requirement of the Company. The Company's projected interest expense is $57.9 million, $56.3 million, $61.9 million, $62.8 million, and $61.3 million for the years 2005, 2006, 2007, 2008, and 2009, respectively.

The Company anticipates meeting its long-term liquidity requirements, such as scheduled debt maturities, large property acquisitions, and Operating Partnership unit redemptions through the collateralization of a significant portion of its Properties. From time to time, the Company may also issue shares of its capital stock, issue equity units in the Operating Partnership or sell selected assets. The ability of the Company to finance its long-term liquidity requirements in such manner will be affected by numerous economic factors affecting the manufactured housing community industry at the time, including the availability and cost of mortgage debt, the financial condition of the Company, the operating history of the Properties, the state of the debt and equity markets, and the general national, regional and local economic conditions. See "Factors That May Affect Future Results". If the Company is unable to obtain additional debt or equity financing on acceptable terms, the Company's business, results of operations and financial condition will be adversely impacted.

At December 31, 2004, the Company's debt to total market capitalization approximated 54.8 percent (assuming conversion of all Common OP Units to shares of common stock). The debt has a weighted average maturity of approximately 8.5 years and a weighted average interest rate of 5.1 percent.

Capital expenditures for the years ended December 31, 2004 and 2003 included recurring capital expenditures of $6.6 million (excluding $0.4 million related to a software conversion) and $6.5 million (excluding $1.7 million related to a main office relocation and $3.4 million related to software conversion), respectively.

Net cash used in investing activities was $152.2 million for the year ended December 31, 2004 compared to $58.2 million in the prior year. The difference is due to: increased investment in rental properties of $97.7 million; increased short-term investments of $45.0 million; decreased proceeds from property and land disposition of $14.2 million; decreased repayments of notes receivables and officer's notes, net of $11.7 million; offset by a reduction in investment in and advances to affiliate of $49.1 million, and increased net proceeds from loans sold to and purchased from Origen of $25.5 million.

Net cash provided by financing activities was $122.9 million for the year ended December 31, 2004, compared to $17.0 million in the prior year. The difference is primarily due to changes in net proceeds from notes payable and other debt, inclusive of repayments on line of credit, of $177.0 million, offset by increased distributions of $1.9 million, changes in net proceeds from common stock issuance of $25.2 million, increased payments of deferred financing costs of $6.8 million, and treasury stock purchases of $37.2 million.

Ratio of Earnings to Fixed Charges

The Company's ratio of earnings to fixed charges for the year ended December 31, 2004 was less than 1:1. The earnings deficiency required to bring the ratio to 1:1 is $46.1 million. The Company's ratio of earnings to fixed charges for the years ended December 31, 2003 and 2002 was 1.29:1 and 1.68:1, respectively.

Inflation

Most of the leases allow for periodic rent increases which provide the Company with the opportunity to achieve increases in rental income as each lease expires. Such types of leases generally minimize the risk of inflation to the Company.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. For this purpose, any statements contained in this Form 10-K that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "forecasts," "anticipates," "intends," "plans," "expects," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this Form 10-K. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward looking statements. Such risks and uncertainties include the national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations of future events.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued *Share-Based Payment Statement No. 123(R),* that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Under the FASB's statement, all forms of share-based payments to employees, including employee stock options, must be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees* for options granted after June 15, 2005. The Company will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after June 15, 2005, and the Company plans to adopt it using the modified-prospective method, effective July 1, 2005. The Company is currently evaluating the impact of this standard on its results of operations and financial position.

Other

Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITS may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

The following table reconciles net income to FFO and calculates FFO data for both basic and diluted purposes for the years ended December 31, 2004, 2003, 2002 (in thousands):

SUN COMMUNITIES, INC.

RECONCILIATION OF NET INCOME TO FUND FROM OPERATIONS

(Amounts in thousands, except for per share/OP unit amounts)

	2004	2003	2002
Net income (loss)	$ (40,468)	$23,714	$13,592
Adjustments:			
Depreciation and amortization	45,589	43,458	38,262
Valuation adjustment [1]	528	(879)	449
Allocation of SunChamp losses [2]	300	4,548	1,315
(Gain) loss on dispositions, net	(3,880)	(8,590)	13,612
Income (loss) allocated to common minority interests	(5,364)	3,274	2,003
Funds from operations (FFO)	$ (3,295)	$65,525	$69,233
FFO - Continuing Operations	$ (3,295)	$ 63,605	$67,055
FFO - Discontinued Operations	$ -	$ 1,920	$2,178
Weighted average common shares/OP Units outstanding:			
Basic	20,792	20,717	20,177
Diluted	20,792	20,856	20,363
Continuing Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ (0.16)	$ 3.07	$ 3.32
FFO per weighted average Common Share/OP Unit - Diluted	$ (0.16)	$ 3.05	$ 3.29
Discontinued Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ -	$ 0.09	$ 0.11
FFO per weighted average Common Share/OP Unit - Diluted	$ -	$ 0.09	$ 0.11
Total Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ (0.16)	$ 3.16	$ 3.43
FFO per weighted average Common Share/OP Unit - Diluted	$ (0.16)	$ 3.14	$ 3.40

(1) The Company entered into three interest rate swaps and an interest rate cap agreement. The valuation adjustment reflects the theoretical noncash profit and loss were those hedging transactions terminated at the balance sheet date. As the Company has no expectation of terminating the transactions prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfection related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments reflect volatility that would distort the comparative measurement of FFO and on a net basis approximate zero. Accordingly, the valuation adjustments are excluded from FFO. The valuation adjustment is included in interest expense.

(2) The Company acquired the equity interest of another investor in SunChamp in December 2002. Consideration consisted of a long-term note payable at net book value. Although the adjustment for the allocation of the SunChamp losses (based on SunChamp as a stand-alone entity) is not reflected in the accompanying financial statements, management believes that it is appropriate to provide for this adjustment because the Company's payment obligations with respect to the note are subordinate in all respects to the return of the members' equity (including the gross book value of the acquired equity) plus a preferred return. As a result, the losses that are allocated to the Company from SunChamp as a stand-alone entity under generally accepted accounting principles are effectively reallocated to the note for purposes of calculating FFO. A situation such as this is not contemplated in the NAREIT definition of FFO due to the unique circumstances of the transaction. Although not comparable to the precise NAREIT definition, the Company believes the inclusion of this item in its calculation of FFO to be appropriate as noted above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The Company has entered into three separate interest rate swap agreements and an interest rate cap agreement. One of the swap agreements fixes $25 million of variable rate borrowings at 4.93 percent for the period April 2003 through July 2009, another of the swap agreements fixes $25 million of variable rate borrowings at 5.37 percent for the period April 2003 through July 2012 and the third swap agreement, which is only effective for so long as 90-day LIBOR is 7 percent or less, fixes $25 million of variable rate borrowings at 3.97 percent for the period April 2003 through July 2007. The interest rate cap agreement has a cap rate of 9.49 percent, a notional amount of $152.4 million and a termination date of April 13, 2006. Each of the Company's derivative contracts is based upon 90-day LIBOR.

The Company's remaining variable rate debt totals $108.5 million as of December 31, 2004 which bears interest at Prime, various LIBOR or FNMA Discounted Mortgage Backed Securities ("DMBS") rates. If Prime, LIBOR, or DMBS increased or decreased by 1.0 percent during the years ended December 31, 2004 and 2003, the Company believes its interest expense would have increased or decreased by approximately $1.7 million and $2.2 million, respectively, based on the $169.5 million and $219.8 million average balance outstanding under the Company's variable rate debt facilities for the year ended December 31, 2004 and 2003, respectively.

Additionally, the Company had $14.7 million and $32.1 million LIBOR based variable rate mortgage and other notes receivable as of December 31, 2004 and 2003. If LIBOR increased or decreased by 1.0 percent during the years ended December 31, 2004 and 2003, the Company believes interest income would have increased or decreased by approximately $0.19 million and $0.30 million, respectively, based on the $19.3 million and $30.2 million average balance outstanding on all variable rate notes receivable for the year ended December 31, 2004 and 2003, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are filed herewith under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have previously reported the information required by this item in a current report on Form 8-K initially filed with the SEC on July 14, 2003, as amended by Form 8-K/A filed with the SEC on July 15, 2003.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining disclosure controls and procedures as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer, Gary A. Shiffman, and Chief Financial Officer, Jeffrey P. Jorissen, the Company evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004 to ensure that information the Company is required to disclose in its filings with the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company has included a report of management's assessment of the design and effectiveness of its internal controls as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The Company's independent registered public accounting firm also attested to, and reported on, management's assessment of the effectiveness of internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in the Company's 2004 financial statements under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the Company's internal control over financial reporting during the quarterly period ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

The information required by **Items 10, 11, 12, 13, and 14** will be included in the Company's proxy statement for its 2005 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed herewith as part of this Form 10-K:

(1) A list of the financial statements required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(2) A list of the financial statement schedules required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(3) A list of the exhibits required by Item 601 of Regulation S-K to be filed as a part of this Form 10-K is shown on the "Exhibit Index" filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2005

SUN COMMUNITIES, INC., a
Maryland corporation

By:/s/ Gary A. Shiffman
Gary A. Shiffman, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gary A. Shiffman Gary A. Shiffman	Chief Executive Officer, President and Chairman of the Board of Directors	March 15, 2005
/s/ Jeffrey P. Jorissen Jeffrey P. Jorissen	Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer	March 15, 2005
/s/ Paul D. Lapides Paul D. Lapides	Director	March 15, 2005
/s/ Ted J. Simon Ted J. Simon	Director	March 15, 2005
/s/ Clunet R. Lewis Clunet R. Lewis	Director	March 15, 2005
/s/ Ronald L. Piasecki Ronald L. Piasecki	Director	March 15, 2005
/s/ Arthur A. Weiss Arthur A. Weiss	Director	March 15, 2005

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing
2.1	Form of Sun Communities, Inc.'s Common Stock Certificate	(1)
3.1	Amended and Restated Articles of Incorporation of Sun Communities, Inc	(1)
3.2	Bylaws of Sun Communities, Inc.	(2)
4.1	Indenture, dated as of April 24, 1996, among Sun Communities, Inc., Sun Communities Operating Limited Partnership (the "Operating Partnership") and Bankers Trust Company, as Trustee	(3)
4.2	Form of Note for the 2001 Notes	(3)
4.3	Form of Note for the 2003 Notes	(3)
4.4	First Supplemental Indenture, dated as of August 20, 1997, by and between the Operating Partnership and Bankers Trust Company, as Trustee	(7)
4.5	Form of Medium-Term Note (Floating Rate)	(7)
4.6	Form of Medium-Term Note (Fixed Rate)	(7)
4.7	Articles Supplementary of Board of Directors of Sun Communities, Inc. Designating a Series of Preferred Stock and Fixing Distribution and other Rights in such Series	(9)
4.8	Articles Supplementary of Board of Directors of Sun Communities, Inc. Designating a Series of Preferred Stock	(11)
10.1	Second Amended and Restated Agreement of Limited Partnership of Sun Communities Operating Limited Partnership	(6)
10.2	Second Amended and Restated 1993 Stock Option Plan	(10)
10.3	Amended and Restated 1993 Non-Employee Director Stock Option Plan	(6)
10.4	Form of Stock Option Agreement between Sun Communities, Inc. and certain directors, officers and other individuals#	(1)
10.5	Form of Non-Employee Director Stock Option Agreement between Sun Communities, Inc. and certain directors#	(4)
10.6	Form of Restricted Stock Award Agreement#	(19)
10.7	Amended and Restated Loan Agreement between Sun Communities Funding Limited Partnership and Lehman Brothers Holdings Inc.	(7)
10.8	Amended and Restated Loan Agreement among Miami Lakes Venture Associates, Sun Communities Funding Limited Partnership and Lehman Brothers Holdings Inc.	(7)
10.9	Form of Indemnification Agreement between each officer and director of Sun Communities, Inc. and Sun Communities, Inc.	(7)
10.10	Loan Agreement among the Operating Partnership, Sea Breeze Limited Partnership and High Point Associates, LP.	(7)
10.11	Option Agreement by and between the Operating Partnership and Sea Breeze Limited Partnership	(7)
10.12	Option Agreement by and between the Operating Partnership and High Point Associates, LP	(7)
10.13	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership for 94,570 shares of Common Stock	(5)
10.14	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership for 305,430 shares of Common Stock	(5)
10.15	Stock Pledge Agreement between Gary A. Shiffman and the Operating Partnership with respect to 80,000 shares of Common Stock	(7)
10.16	Employment Agreement between Sun Communities, Inc. and Gary A. Shiffman, dated as of January 1, 2005#	(17)
10.17	Employment Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen, dated as of January 1, 2005#	(17)

Exhibit Number	Description	Method of Filing
10.18	Employment Agreement by and between Brian W. Fannon and Sun Communities, Inc., dated as of January 1, 2005#	(17)
10.19	Long Term Incentive Plan	(7)
10.20	Sun Communities, Inc. 1998 Stock Purchase Plan#	(9)
10.21	Facility and Guaranty Agreement among Sun Communities, Inc., the Operating Partnership, Certain Subsidiary Guarantors and First National Bank of Chicago, dated December 10, 1998	(9)
10.22	Rights Agreement between Sun Communities, Inc. and State Street Bank and Trust Company, dated April 24, 1998	(8)
10.23	Contribution Agreement, dated as of September 29, 1999, by and among Sun Communities, Inc., the Operating Partnership, Belcrest Realty Corporation and Belair Real Estate Corporation	(11)
10.24	One Hundred Third Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(11)
10.25	One Hundred Eleventh Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.26	One Hundred Thirty-Sixth Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.27	One Hundred Forty-Fifth Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(12)
10.28	One Hundred Seventy-Second Amendment to Second Amended and Restated Limited Partnership Agreement of the Operating Partnership	(19)
10.29	Restricted Stock Award Agreement between Sun Communities, Inc. and Gary A. Shiffman, dated May 10, 2004#	(19)
10.30	First Amendment to Restricted Stock Award Agreement between Sun Communities, Inc., and Gary A. Shiffman#	(19)
10.31	Restricted Stock Award Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen, dated May 10, 2004#	(19)
10.32	First Amendment to Restricted Stock Award Agreement between Sun Communities, Inc. and Jeffrey P. Jorissen#	(19)
10.33	Form of Loan Agreement dated June 9, 2004 by and among Sun Candlewick LLC, Sun Silver Star LLC and Aspen-Holland Estates, LLC, as Borrowers, and Bank of America, N.A., as Lender	(15)
10.34	Schedule identifying substantially identical agreements to Exhibit 10.33	(15)
10.35	Form of Loan Agreement dated June 9, 2004 by and between Sun Pool 8 LLC, as Borrower, and Bank of America, N.A., as Lender	(15)
10.36	Schedule identifying substantially identical agreements to Exhibit 10.35	(15)
10.37	Form of Loan Agreement dated June 9, 2004 by and between Sun Continental Estates LLC as Borrower, and Bank of America, N.A., as Lender	(15)
10.38	Schedule identifying substantially identical agreements to Exhibit 10.37	(15)
10.39	Form of Loan Agreement dated June 9, 2004 by and between Sun Indian Creek LLC, as Borrower, and Bank of America, N.A., as Lender	(15)
10.40	Schedule identifying substantially identical agreements to Exhibit 10.39	(15)
10.41	Amended And Restated Master Credit Facility Agreement dated April 28, 2004 by and among Sun Secured Financing LLC, Aspen Ft. Collins Limited Partnership, Sun Secured Financing Houston Limited Partnership, Sun Communities Finance, LLC, Sun Holly Forest LLC, Sun Saddle Oak LLC, as Borrowers, and Arcs Commercial Mortgage Co., L.P., as Lender	(15)

Exhibit Number	Description	Method of Filing
10.42	Appendix I (definitions) to Amended And Restated Master Credit Facility Agreement dated April 28, 2004 by and among Sun Secured Financing LLC, Aspen Ft. Collins Limited Partnership, Sun Secured Financing Houston Limited Partnership, Sun Communities Finance, LLC, Sun Holly Forest LLC, Sun Saddle Oak LLC, as Borrowers, and Arcs Commercial Mortgage Co., L.P., as Lender	(15)
10.43	Fixed Facility Note dated April 5, 2004 made by Sun Secured Financing LLC, Aspen – Ft. Collins Limited Partnership and Sun Secured Financing Houston Limited Partnership, in favor of Arcs Commercial Mortgage Co., L.P., in the original principal amount of $77,362,500	(15)
10.44	Fixed Facility Note dated April 28, 2004 made by Sun Secured Financing LLC, Sun Secured Financing Houston Limited Partnership, Aspen – Ft. Collins Limited Partnership, Sun Communities Finance LLC, Sun Holly Forest LLC and Sun Saddle Oak LLC, in favor of Arcs Commercial Mortgage Co., L.P., in the original principal amount of $100,000,000	(15)
10.45	Variable Facility Note dated April 28, 2004 made by Sun Secured Financing LLC, Sun Secured Financing Houston Limited Partnership, Aspen – Ft. Collins Limited Partnership, Sun Communities Finance LLC, Sun Holly Forest LLC and Sun Saddle Oak LLC, in favor of Arcs Commercial Mortgage Co., L.P., in the original principal amount of $60,275,000	(15)
10.46	Fourth Amended and Restated Variable Facility Note dated April 28, 2004 made by Sun Secured Financing LLC, Sun Secured Financing Houston Limited Partnership, Aspen – Ft. Collins Limited Partnership, Sun Communities Finance LLC, Sun Holly Forest LLC and Sun Saddle Oak LLC, in favor of Arcs Commercial Mortgage Co., L.P., in the original principal amount of $152,362,500	(15)
10.47	Credit Agreement, dated September 30, 2004, among the Company, the Operating Partnership, Standard Federal Bank National Association, LaSalle Bank National Association and other lenders	(16)
10.48	Second Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(13)
10.49	First Amended and Restated Promissory Note (Unsecured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(13)
10.50	First Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(13)
10.51	Second Amended and Restated Promissory Note (Unsecured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(13)
10.52	Second Amended and Restated Promissory Note (Secured), dated as of July 15, 2002, made by Gary A. Shiffman in favor of the Operating Partnership	(13)
10.53	Lease, dated November 1, 2002, by and between the Operating Partnership as Tenant and American Center LLC as Landlord	(14)
10.54	Concurrent Private Placement Agreement dated October 8, 2003 among Sun OFI, Inc., Origen Financial, Inc., and the Purchasers (as defined therein)	(18)

Exhibit Number	Description	Method of Filing
10.55	Registration Rights Agreement dated as of October 8, 2003 among Sun OFI, Inc., Origen Financial, Inc., Lehman Brothers Inc., on behalf of itself and as agent for the investors listed on Schedule A thereto and those persons listed on Schedule B thereto	(18)
12.1	Computation of Ratio of Earnings to Fixed Charges and Ratio Earnings to Combined Fixed Charges and Preferred Dividends	(19)
21.1	List of Subsidiaries of Sun Communities, Inc.	(19)
23.1	Consent of PricewaterhouseCoopers LLP	(19)
23.2	Consent of Grant Thornton LLP	(19)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(19)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(19)
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(19)

---

(1) Incorporated by reference to Sun Communities, Inc.'s Registration Statement No. 33-69340.

(2) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated April 24, 1996.

(4) Incorporated by reference to Sun Communities, Inc.'s Registration Statement No. 33-80972.

(5) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-K for the quarter ended September 30, 1995.

(6) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996.

(7) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997.

(8) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-A dated May 27, 1998.

(9) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

(10) Incorporated by reference to Sun Communities, Inc.'s Proxy Statement, dated April 20, 1999

(11) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated October 14, 1999.

(12) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

(13) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(14) Incorporated by reference to Sun Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, as amended.

(15) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(16) Incorporated by reference to Sun Communities, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(17) Incorporated by reference to Sun Communities, Inc.'s Current Report on Form 8-K dated February 23, 2005.

(18) Incorporated by reference to Origen Financial, Inc.'s Registration Statement on Form S-11, No. 333-112516

(19) Filed herewith.

Management contract or compensatory plan or arrangement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUN COMMUNITIES, INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria for effective internal control over financial reporting set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, independent registered public accounting firm, who audited and reported on the financial statements of the Company included in this report as of and for the year ended December 31, 2004 and 2003, has issued an attestation report on management's assessment of internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Sun Communities, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Sun Communities, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sun Communities, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004, and our report dated March 15, 2005, expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 15, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Sun Communities, Inc.

We have audited the accompanying consolidated balance sheets of Sun Communities, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Communities, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities" and Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" during 2003.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule III is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sun Communities, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 15, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Sun Communities, Inc.:

In our opinion, based on our audit and the report of other auditors, the consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of Sun Communities, Inc. and its subsidiaries (the "Company") for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Origen Financial, L.L.C., an investee of the Company, which financial statements reflect total revenues of $20,385,000 for the period ended December 31, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Origen Financial. L.L.C., is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 12, 2003 except for Note 3 as to
which the date is March 12, 2004

SUN COMMUNITIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(amounts in thousands)

	2004	2003
ASSETS		
Investment in rental property, net	$ 1,133,873	$ 1,010,484
Cash and cash equivalents	52,586	24,058
Short-term investments	44,975	-
Inventory of manufactured homes	25,964	17,236
Investment in affiliate	48,360	50,667
Notes and other receivables	45,037	74,828
Other assets	52,372	44,301
Total assets	$ 1,403,167	$ 1,221,574
LIABILITIES		
Line of credit	$ -	$ 99,000
Debt	1,078,442	674,328
Other liabilities	31,936	24,833
Total liabilities	1,110,378	798,161
Minority interests	81,043	96,803
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 10,000 shares authorized, none issued	-	-
Common stock, $.01 par value, 100,000 shares authorized, 19,626 and 19,192 issued in 2004 and 2003, respectively	196	192
Paid-in capital	462,522	446,211
Officer's notes	(9,798)	(10,299)
Unearned compensation	(15,557)	(7,337)
Accumulated comprehensive earnings	(959)	(1,294)
Distributions in excess of accumulated earnings	(181,073)	(94,479)
Treasury stock, at cost, 1,202 and 202 shares in 2004 and 2003, respectively	(43,585)	(6,384)
Total stockholders' equity	211,746	326,610
Total liabilities and stockholders' equity	$ 1,403,167	$ 1,221,574

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(amounts in thousands except for per share data)

	2004	2003	2002
REVENUES			
Income from rental property	$ 167,835	$ 159,115	$ 149,875
Revenues from home sales	17,837	19,516	-
Ancillary revenues, net	1,735	1,791	-
Interest	6,633	7,434	6,169
Income from Origen, net, principally interest	-	3,920	1,821
Gain on sale of land	5,879	-	-
Other income	934	676	2,304
Total revenues	200,853	192,452	160,169
COSTS AND EXPENSES			
Property operating and maintenance	41,819	39,837	33,751
Cost of home sales	14,383	13,879	-
Real estate taxes	13,817	11,746	10,217
General and administrative - rental property	12,559	10,536	7,722
General and administrative - home sales	8,080	6,027	-
Depreciation and amortization	45,395	44,120	37,900
Interest	48,243	38,738	32,375
Extinguishment of debt	51,643	-	-
Deferred financing costs related to extinguished debt	5,557	-	-
Impairment charge	-	4,932	-
Florida storm damage	600	-	-
Total expenses	242,096	169,815	121,965
Equity income (loss) from affiliates	(151)	667	(16,627)
Income (loss) from operations	(41,394)	23,304	21,577
Less income (loss) allocated to minority interest:			
Preferred OP Units	4,438	6,479	7,803
Common OP Units	(5,364)	3,083	1,802
Income (loss) from continuing operations	(40,468)	13,742	11,972
Income from discontinued operations	-	9,972	1,620
Net income (loss)	$ (40,468)	$ 23,714	$ 13,592
Weighted average common shares outstanding:			
Basic	18,318	18,206	17,595
Diluted	18,318	18,345	17,781
Basic earnings (loss) per share:			
Continuing operations	$ (2.21)	$ 0.75	$ 0.68
Discontinued operations	-	0.55	0.09
Net income (loss)	$ (2.21)	$ 1.30	$ 0.77
Diluted earnings (loss) per share:			
Continuing operations	$ (2.21)	$ 0.75	$ 0.67
Discontinued operations	-	0.54	0.09
Net income (loss)	$ (2.21)	$ 1.29	$ 0.76

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(amounts in thousands except for per share data)

	2004	2003	2002
Net income (loss)	$ (40,468)	$ 23,714	$ 13,592
Unrealized income (loss) on interest rate swaps	335	557	(1,851)
Comprehensive income (loss)	$ (40,133)	$ 24,271	$ 11,741

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(amounts in thousands except for per share data)

	Common Stock	Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Distributions in Excess of Accumulated Earnings	Treasury Stock	Officers' Notes	Total Equity
Balance, January 1, 2002	$ 178	$ 399,789	$ (6,999)	$ -	$ (45,939)	$ (6,384)	$ (11,004)	$ 329,641
Issuance of common stock, net	5	17,406	(2,767)					14,644
Amortization			1,144					1,144
Repayment of officers' notes							301	301
Reclassification and conversion of minority interest		3,488						3,488
Net income					13,592			13,592
Unrealized loss on interest rate swaps				(1,851)				(1,851)
Cash distributions declared of $2.29 per share					(41,427)			(41,427)
Balance, December 31, 2002	183	420,683	(8,622)	(1,851)	(73,774)	(6,384)	(10,703)	$ 319,532
Issuance of common stock, net	9	27,640						27,649
Amortization			1,285					1,285
Repayment of officers' notes							404	404
Reclassification and conversion of minority interest		(2,112)						(2,112)
Net income					23,714			23,714
Unrealized income on interest rate swaps				557				557
Cash distributions declared of $2.41 per share					(44,419)			(44,419)
Balance, December 31, 2003	192	446,211	(7,337)	(1,294)	(94,479)	(6,384)	(10,299)	$ 326,610
Issuance of common stock, net	4	13,455	(10,331)					3,128
Amortization			2,111					2,111
Repayment of officer's notes							501	501
Treasury stock purchased, 1,000 shares						(37,201)		(37,201)
Reclassification and conversion of minority interest		2,856						2,856
Net loss					(40,468)			(40,468)
Unrealized income on interest rate swaps				335				335
Cash distributions declared of $2.44 per share					(46,126)			(46,126)
Balance, December 31, 2004	$ 196	$ 462,522	$ (15,557)	$ (959)	$ (181,073)	$ (43,585)	$ (9,798)	$ 211,746

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(amounts in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (40,468)	$ 23,714	$ 13,592
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Income (loss) allocated to minority interests	(5,364)	3,083	1,802
Income from discontinued operations allocated to minority interests	-	191	243
Gain from property and land dispositions, net	(5,879)	(3,658)	(361)
Depreciation and amortization	49,510	44,120	37,900
Depreciation allocated to income from discontinued operations	-	347	675
Amortization of deferred financing costs	2,160	1,835	1,231
Reduction in book value of investments	-	-	13,881
Extinguishment of debt	51,643	-	-
Write off of deferred financing costs related to extinguished debt	5,557	-	-
Equity (income) loss from affiliates	151	(667)	16,627
Increase in inventory and other assets	(6,591)	(5,550)	(15,973)
Increase (decrease) in accounts payable and other liabilities	7,103	(814)	(2,031)
Net cash provided by operating activities	57,822	62,601	67,586
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in rental properties	(147,965)	(50,310)	(87,283)
Purchase of short-term investments	(106,975)	-	-
Proceeds from sales of short-term investments	62,000	-	-
Proceeds related to property and land dispositions	8,257	22,499	3,288
Distributions from (investment in and advances to) affiliates	2,238	(46,945)	(68,409)
Proceeds from sale of installment loans on manufactured homes to Origen	13,289	61,994	-
Purchase of installment loans on manufactured homes from Origen	-	(74,206)	-
Decrease (increase) in notes receivable and officers' notes, net	17,003	28,747	(33,096)
Net cash used in investing activities	(152,153)	(58,221)	(185,500)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock and OP units, net	1,033	26,222	13,801
Borrowings (repayments) on line of credit, net	(99,000)	36,000	(30,000)
Payments to redeem notes payable and other debt	(426,224)	(143,774)	(18,488)
Proceeds from notes payable and other debt	744,462	150,000	200,363
Payments for deferred financing costs	(9,091)	(2,281)	(2,914)
Treasury stock purchases	(37,201)	-	-
Distributions	(51,120)	(49,153)	(46,771)
Net cash provided by financing activities	122,859	17,014	115,991
Net increase (decrease) in cash and cash equivalents	28,528	21,394	(1,923)
Cash and cash equivalents, beginning of period	24,058	2,664	4,587
Cash and cash equivalents, end of period	$ 52,586	$ 24,058	$ 2,664
SUPPLEMENTAL INFORMATION:			
Cash paid for interest including capitalized amounts of $380, $2,082 and $2,915 in 2004, 2003 and 2002, respectively	$ 50,413	$ 37,802	$ 34,830
Noncash investing and financing activities:			
Debt assumed for rental properties	$ 34,186	$ 2,288	$ 20,653
Issuance of partnership units for rental properties	-	-	$ 4,500
Issuance of partnership units to retire capitalized lease obligations	$ 4,725	$ 4,170	$ 5,520

The accompanying notes are an integral part of the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. **Business:** Sun Communities, Inc. (the "Company") is a real estate investment trust ("REIT") which owns and operates 136 manufactured housing communities at December 31, 2004 located in eighteen states concentrated principally in the Midwest and Southeast comprising approximately 46,856 developed sites and approximately 7,277 sites suitable for development.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. **Principles of Consolidation:** The accompanying financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries including Sun Communities Operating Limited Partnership (the "Operating Partnership") SunChamp LLC ("SunChamp"), and effective December 31, 2003, Sun Home Services, Inc. ("SHS"). SHS is consolidated beginning in 2003 in accordance with Financial Interpretation No. 46(R), "Consolidation of Variable Interest Entities". The Company owns 100 percent of the outstanding capital stock of SHS. With total assets of approximately $92.2 million, SHS actively markets, sells and leases new and pre-owned manufactured homes for placement in the Company's properties. SHS has a floorplan line of credit of approximately $8.5 million which is collateralized by $8.5 million of new homes held in inventory and which is guaranteed by the Company.

The minority interests include 2.5 million Common Operating Partnership Units ("OP Units") which are convertible into an equivalent number of shares of the Company's common stock. Such conversion would have no effect on earnings per share since the allocation of earnings to an OP Unit is equivalent to earnings allocated to a share of common stock. The minority interests are adjusted to their relative ownership interest whenever OP Units or common stock are issued, converted or retired by reclassification to/from paid-in capital.

Included in minority interests at December 31, 2004 and 2003 are 2 million Series A Perpetual Preferred OP Units ("PPOP Units") issued at $25 per unit in September 1999 bearing an annual coupon rate of 8.875 percent. The PPOP Units may be called under certain conditions by the Company at par on or after September 29, 2004, have no stated maturity or mandatory redemption and are convertible into preferred stock under certain circumstances. The Company has issued the required notice to retire these PPOP Units in the first quarter of 2005.

$62.1 million and $58.1 million of Preferred OP Units ("POP Units"), which are mandatorily redeemable, are included in debt at December 31, 2004 and 2003, respectively, pursuant to the adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

b. Principles of Consolidation, continued:

and Equity". These POP Units pay dividends at rates ranging from 6.0 percent to 7.6 percent and mature between 2006 and 2014. Of these POP Units, $43.8 million are convertible into shares of the Company's common stock or OP Units at conversion prices ranging from $44 to $68 per unit. The maximum amount that the Company is required to pay to redeem its POP Units is $62.1 million and, if converted, approximately 707,000 shares of the Company's capital stock or OP Units would be issued.

Of the $62.1 million POP Units included in debt at December 31, 2004, $4.7 and $4.2 million were issued during 2004 and 2003, respectively, in connection with property acquisitions. These POP Units pay dividends at 7.625% and mature on May 15, 2010.

c. **Rental Property:** Rental property is recorded at cost, less accumulated depreciation. The Company measures the recoverability of its assets in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets." If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis. Assets are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Circumstances that may prompt a test of recoverability may include a significant decrease in anticipated market price, an adverse change to the extent or manner in which an asset may be used or in its physical condition or other such events that may significantly change the value of the long-lived asset.

The Company, periodically, receives offers for the sale of one of its properties. These offers may be the result of an active program initiated by the Company to sell the property, or from an unsolicited offer to purchase the property. The typical sale process involves a significant negotiation and due diligence period between the Company and the potential purchaser. As the intent of this process is to determine if there are items that would cause the purchaser to be unwilling to purchase or the Company unwilling to sell, it is not unusual for such potential offers of sale/purchase to be withdrawn as such issues arise. The Company classifies assets as "held for sale" when it is probable, in its opinion, that a sale transaction will be completed within one year.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings and 7 to 15 years for furniture, fixtures and equipment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

d. **Cash and Cash Equivalents:** The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.

e. **Short-term Investments**: The Company's short-term investments consist of investments in auction rate securities with contractual maturities of up to 30 years. These auction rate securities have interest re-set dates that occur every 7 to 28 days and can be actively marketed at ongoing auctions that occur every 7 to 28 days. Auction rate securities are classified as available-for-sale and are reported on the balance sheet at par value, which approximates market value. Consequently, interest rate movements do not affect the balance sheet valuation of these investments.

f. **Notes and Accounts Receivable:** The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan and lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The reserve for uncollectible accounts receivable from residents was $0.15 million at December 31, 2004 and 2003.

g. **Stock Options:** The company accounts for its stock options using the intrinsic value method contained in APB Opinion No. 25. "Accounting for Stock Issued to Employees." If the Company had accounted for awards using the method contained in FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income (loss) and earnings (loss) per share would have been presented as follows for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands, except for per share data):

	2004	2003	2002
Net income (loss), as reported	$ (40,468)	$ 23,714	$ 13,592
Stock-based compensation expense under fair value method	(62)	(274)	(478)
Pro forma net income (loss)	$ (40,530)	$ 23,440	$ 13,114
Earnings (loss) per share (Basic), as reported	$ (2.21)	$ 1.30	$ 0.77
Earnings (loss) per share (Basic), pro forma	$ (2.21)	$ 1.29	$ 0.75
Earnings (loss) per share (Diluted), as reported	$ (2.21)	$ 1.29	$ 0.76
Earnings (loss) per share (Diluted), pro forma	$ (2.21)	$ 1.28	$ 0.74

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

h. Investments in and Advances to Affiliates: During the period from December 2001 to October 2003, the Company owned approximately a thirty percent equity interest in Origen Financial L.L.C., a company engaged in the business of originating, acquiring and servicing manufactured home loans. The Company wrote-off its $13.6 million investment in Origen Financial L.L.C. at December 31, 2002 because of severely deteriorated industry conditions marked by the bankruptcies of two competing manufactured home lenders, the closure of the securitization marketplace, and the resultant liquidity squeeze impacting Origen Financial L.L.C.

In October 2003, Origen Financial, Inc. ("Origen"), a real estate investment trust, was formed to be the sole member of Origen Financial L.L.C. In connection with the formation and capitalization of Origen, all of the members of Origen Financial L.L.C., including the Company, contributed all of their respective membership interests and warrants to purchase membership interests in Origen Financial L.L.C. to Origen. None of the members of Origen Financial L.L.C. (including the Company) received any monetary consideration or shares of common stock in Origen in exchange for their contributed membership interests and warrants in Origen Financial, L.L.C.

In addition, in October 2003, the Company purchased 5,000,000 shares of common stock of Origen for $50 million and other investors contributed $100 million to Origen, resulting in an initial $150 million capitalization of Origen. The Company determined that this investment was reasonable and prudent because it resulted in a stabilized and well-financed Origen, allowing Origen to finance its operations from traditional sources of warehouse financing and access to the securitization marketplace. This investment occurred at a time that the Company believed the manufactured home finance industry was beginning to rebound as interest rates stabilized, the two bankrupt manufactured home lenders were emerging from bankruptcy and new entrants dedicated to financing manufactured homes buoyed the industry.

Origen has raised approximately an additional $80 million since October 2003 and is now a public company with demonstrated access to the capital markets. As of December 31, 2004, the Company's 5,000,000 shares of Origen common stock represented approximately 20% of the issued and outstanding shares of the capital stock of Origen. The Company's investment in Origen has a market value of $37.4 million at December 31, 2004 and is accounted for using the equity method of accounting. During the year the Company received $2.2 million in dividends from Origen. Management has no plans to dispose of this investment in the foreseeable future and believes the difference between the carrying value and market value of Origen is not other than temporary.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

h. Investments in and Advances to Affiliates, continued:

Summarized combined financial information of Origen at December 31, 2004 and 2003 and Origen Financial L.L.C. and SHS at December 31, 2002 is presented below before elimination of intercompany transactions. Also presented is summarized financial information for Origen Finanical L.L.C. for the period January 1, 2003 to October 7, 2003. This is presented for informational purposes as the company wrote off its investment in Origen Financial L.L.C. in December of 2002. SHS was consolidated in the Company's financial statements as of December 31, 2003.

	Origen 2004 (Unaudited)	Origen Financial LLC 01/01/03-10/07/03	Origen 10/08/03-12/31/03	Origen Financial LLC 2002	SHS 2002
Loans receivable, net	$ 564,931	$ 279,300	$ 368,509	$ 173,764	$ 33,560
Other assets	119,279	47,903	76,033	53,984	41,220
Total assets	$ 684,210	$ 327,203	$ 444,542	$ 227,748	$ 74,780
Notes payable	$ 435,761	$ 273,186	$ 277,441	$ 54,946	$ 85,361
Advances under repurchase agreements	20,153	-	-	141,085	-
Other liabilities	23,167	22,345	24,312	21,413	8,634
Total liabilities	479,081	295,531	301,753	217,444	93,995
Preferred interests in subsidiary	-	45,617	-	-	-
Equity (deficit)	205,129	(13,945)	142,789	10,304	(19,215)
Total liabilities and equity	$ 684,210	$ 327,203	$ 444,542	$ 227,748	$ 74,780
Revenues	$ 54,782	$ 23,755	$ 10,657	$ 20,385	$ 22,516
Expenses	56,554	47,683	8,691	49,572	24,704
Loss from equity investee	-	-	-	-	(15,295)
Net income (loss)	$ (1,772)	$ (23,928)	$ 1,966	$ (29,187)	$ (17,483)
Sun's equity income (loss)	$ (151)	$ -	$ 667	$ -	$ (16,627)

i. Revenue Recognition:

Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and resident or, in some cases, as provided by state statute. Revenue from the sale of manufactured homes is recognized upon transfer of title at the closing of the sales transaction. The Company offers, through its Home Buying Made Easy program, retail installment contracts at interest rates of 4.99 to 7.99 percent to qualified buyers of homes within its communities. Currently, the Company holds 202 loans under this program totaling $6.6 million. The Company amortizes the interest discount from current market rates related to this program into income over the term of the note. The Company also bifurcates the discounted present value of the interest differential between the home sale and the anticipated rental revenue as required by Emerging Issues Task Force 00-21 "Revenue Arrangements with Multiple Deliverables". The differential allocated to the home sale is recognized as a reduction of revenue from the sale of the home and the differential allocated to future rental revenue is amortized as rental discount over the term of the loan.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

j. **Other Capitalized Costs:** The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities. Maintenance, repairs and minor improvements to properties are expensed when incurred. Renovations and improvements to properties are capitalized and depreciated over their estimated useful lives and construction costs related to the development of new community or expansion sites are capitalized until the property is substantially complete. Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized, as intangible assets, and are amortized over a seven year period based on the anticipated term of occupancy of a resident. Costs associated with implementing the Company's new computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

k. **Fair Value of Financial Instruments:** The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the shorter maturities of these instruments. The fair value of the Company's long-term indebtedness, which is based on the estimates of management and on rates currently quoted and rates currently prevailing for comparable loans and instruments of comparable maturities, is less than the carrying value by approximately $23.6 million and $28.0 million at December 31, 2004 and 2003, respectively. Potential expenses that would be incurred in an actual sale or settlement are not taken into consideration.

l. **Derivative Instruments and Hedging Activities:** The Company has entered into four derivative contracts consisting of three interest rate swap agreements and an interest rate cap agreement. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt and to cap the maximum interest rate on its variable rate borrowings. The Company does not enter into derivative instruments for speculative purposes.

The swap agreements were effective April 2003, and have the effect of fixing interest rates relative to a collateralized term loan due to FNMA. One swap matures in July 2009, with an effective fixed rate of 4.93 percent. A second swap matures in July 2012, with an effective fixed rate of 5.37 percent. The third swap matures in July 2007, with an effective fixed rate of 3.97 percent. The third swap is effective as long as 90-day LIBOR is 7 percent or lower. The three swaps have an aggregate notional amount of $75.0 million. The interest rate cap agreement has a cap rate of 9.49 percent, a notional amount of $152.4 million and a termination date of April 03, 2006. Each of the Company's derivative contracts is based upon 90-day LIBOR.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

l. Derivative Instruments and Hedging Activities, continued:
The Company has designated the first two swaps and the interest rate cap as cash flow hedges for accounting purposes. The changes in the value of these hedges are reflected in other comprehensive income/loss on the balance sheet. These three hedges were highly effective and had minimal effect on income. The third swap does not qualify as a hedge for accounting purposes and, accordingly, the entire change in valuation, whether positive or negative, is reflected as a component of interest expense. The valuation adjustment for the year ended December 31, 2004 and 2003 totals negative $0.5 million and positive $0.9 million, respectively.

In accordance with SFAS No. 133, the "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be carried at fair value on the balance sheet, the Company has recorded a liability of $1.1 and $0.9 million as of December 31, 2004 and December 31, 2003, respectively.

These valuation adjustments will only be realized if the Company terminates the swaps prior to maturity. This is not the intent of the Company and, therefore, the net of valuation adjustments through the various maturity dates will approximate zero.

m. Deferred Tax Assets: The Company has certain subsidiaries that are taxed as regular corporations. Deferred tax assets or liabilities are recognized for temporary differences between the tax bases of non-REIT assets and liabilities and their carrying amounts in the financial statements and net operating loss carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. A valuation allowance is established if based on the insight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

n. Inventory: Inventory of manufactured homes is stated at lower of specific cost or market.

o. Reclassifications: Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 financial statement presentation. Such reclassifications had no effect on results of operations as originally presented.

p. Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes including the depreciable lives and recoverability of real estate assets and the assumption of interest rates for present value calculations. These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are often beyond management's control. As a result, actual amounts may differ from these estimates.

2. RENTAL PROPERTY (amounts in thousands):

	At December 31,	
	2004	2003
Land	$ 116,187	$ 104,541
Land improvements and buildings	1,196,671	1,048,576
Furniture, fixtures, and equipment	35,002	33,080
Land held for future development	31,652	31,409
In place leases	1,988	-
Property under development	1,041	2,799
	1,382,541	1,220,405
Less accumulated depreciation	(248,668)	(209,921)
Rental property, net	$ 1,133,873	$ 1,010,484

Land improvements and buildings consist primarily of infrastructure, roads, landscaping, clubhouses, rental homes, maintenance buildings and amenities. Included in rental property at December 31, 2003 are net carrying amounts related to capitalized leases of $9.6 million.

During 2004, the Company acquired six stabilized communities, comprising 1,967 developed sites, for $69.4 million consisting of cash of approximately $53 million and assumption of debt of approximately $16.4 million and three development communities, comprising 989 developed sites and 570 sites available for development, for $51.0 million consisting of cash of approximately $33.1 million and assumption of debt of approximately $17.9 million. During 2003, the Company acquired one development community comprised of 62 developed sites and 180 sites available for development for $4.5 million. These transactions have been accounted for as purchases, and the statements of operations include the operations of the acquired communities from the dates of their respective acquisitions.

3. DISPOSITION OF PROPERTIES:

In 2002, the Company sold one manufactured home community for cash of approximately $3.3 million. In 2003 the Company sold four manufactured home communities for gross proceeds of approximately $24.8 million. In 2004 the Company sold undeveloped commercial land for $8.8 million resulting in a gain of approximately $5.9 million.

In accordance with FAS 144, effective for financial statements issued for all fiscal years beginning after December 15, 2001, results of operations and gain/(loss) in sales of real estate for properties with identifiable cash flows sold subsequent to December 31, 2001 are reflected in the Consolidated Statements of Operations as income from discontinued operations for all periods presented. Below is a summary of the results of operations of sold properties through their respective disposition dates (in thousands):

	Summary Statement of Operations Disposed Properties		
	2004	2003	2002
Income from rental property	$ -	$ 2,763	$ 3,034
Property operating and maintenance expenses	-	(533)	(495)
Real estate taxes	-	(310)	(361)
Depreciation and amortization	-	(347)	(674)
Income from operations	-	1,573	1,504
Income allocated to common OP units	-	(191)	(243)
Gain on sale of discontinued operations	-	8,590	359
Income from discontinued operations	$ -	$ 9,972	$ 1,620

4. NOTES AND OTHER RECEIVABLES (amounts in thousands):

	At December 31,	
	2004	2003
Mortgage and other notes receivable, with interest payable at a weighted average interest rate of 7.49%, maturing at various dates through August 2008, substantially collateralized by manufactured home communities	$ 18,499	$ 41,736
Installment loans on manufactured homes with interest payable monthly at a weighted average interest rate and maturity of 6.41% and 10 years, respectively.	16,447	24,802
Other receivables	10,091	8,290
	$ 45,037	$ 74,828

At December 31, 2004, the maturities of mortgage notes and other receivables are approximately as follows: 2006 - $3.8 and 2008 - $14.7 million. During 2004, $13.3 million of the installment loans collateralized by manufactured homes were sold at book value (which approximated fair value) to Origen. Mortgage and other notes receivable of $24.0 million were repaid during the second quarter of 2004.

Officer's notes, presented as a reduction to stockholders' equity in the balance sheet, are 10 year, LIBOR + 1.75% notes, with a minimum and maximum interest rate of 6% and 9%, respectively, collateralized by 352,206 shares of the Company's common stock and 127,794 OP Units at December 31, 2004 with substantial personal recourse. The notes become due in three equal installments on each of December 31, 2008, 2009 and 2010. Reductions in the principal balance of these notes were $0.5 million and $0.2 million for the years 2004 and 2003, respectively.

5. DEBT AND LINE OF CREDIT (amounts in thousands):

The following table sets forth certain information regarding debt:

	At December 31,	
	2004	2003
Collateralized term loan, 7.01%, due September 9, 2007	$ 40,837	$ 41,547
Collateralized term loans - CMBS, 4.93-5.32%, due July 1, 2011-2016	496,031	-
Collateralized term loans - FNMA, of which $77.4M is variable, due May 1, 2014 and January 1, 2015 at the Company's option, interest at 3.58 - 5.2% and 3.24% at December 31, 2004 and December 31, 2003, respectively	389,154	152,363
Preferred OP units, redeemable at various dates through January 2, 2014, average interest at 6.79% and 7.0% at December 31, 2004 and December 31, 2003, respectively	62,123	58,148
Senior notes, 6.77%, due May 14, 2005	5,017	350,000
Capitalized lease obligation, 5.51%, matured in January, 2004	-	9,606
Mortgage notes, other	85,280	62,664
	$ 1,078,442	$ 674,328

The collateralized term loans totaling $926.0 million at December 31, 2004 are secured by 95 properties comprising approximately 34,339 sites representing approximately $678.6 million of net book value. The mortgage notes are collateralized by 15 communities comprising approximately 4,965 sites representing approximately $158.8 million of net book value. A capitalized lease obligation matured as of January 1, 2004 and was paid by the issuance of 47,250 Preferred OP Units, cash of approximately $1.2 million and the assumption of approximately $4.2 million of debt, which was immediately retired.

During 2004 the Company completed financings totaling $734 million consisting of Collateralized Mortgaged Back Securities (CMBS) of $496 million and additional FNMA financing of $238 million. The Company used approximately $440 million of proceeds from these financing transactions to retire existing debt. The Company also incurred extinguishment costs of approximately $57 million in these transactions. Proceeds were also used to acquire communities and to repurchase $37 million of the Company's stock.

Also during 2004, the Company closed on a $115.0 million unsecured revolving line of credit bearing interest at LIBOR + 1.75%. At December 31, 2004, $1.3 million of availability was used to back standby letters of credit and $113.7 million remains available to be drawn under the facility.

At December 31, 2004, the total of maturities and amortization of debt during the next five years are approximately as follows: 2005 - $20.7 million; 2006 – $59.0 million; 2007 - $57.3 million; 2008 - $18.3 million, 2009 - $24.0 million and $899.1 million thereafter.

6. STOCK OPTIONS:

Data pertaining to stock option plans are as follows:

	2004	2003	2002
Options outstanding, January 1	810,751	975,767	1,090,794
Options granted	52,200	-	7,500
Option price	$34.25-$35.44	N/A	$34.92
Options exercised	155,907	154,179	97,665
Option price	$22.00-$34.25	$20.13-$35.39	$20.13-$35.39
Options forfeited	10,664	10,837	24,862
Option price	$27.03-$34.25	$27.03-$32.75	$27.03-$32.75
Options outstanding, December 31	696,380 [a]	810,751	975,767
Option price	$26.50-$35.44	$20-$35.39	$20-$35.39
Options exercisable, December 31	663,830 [a]	765,168	834,249

[a] There are 696,380 and 663,830 options outstanding and exercisable, respectively, with exercise prices ranging from $26.50 - $35.44 with a weighted average life of 3.5 years related to the outstanding options. The weighted average exercise price for these outstanding and exercisable options is $30.19 and $29.97, respectively.

At December 31, 2004, 98,000 shares of common stock were available for the granting of options to directors. Directors' options generally vest over a three-year period and may be exercised for 10 years after date of grant. In addition, the Company established a Long-Term Incentive Plan in 1997 for certain employees granting 167,918 options (of which 55,129 remain outstanding), which became exercisable in equal installments in 2002-2004.

The Company has opted to measure compensation cost utilizing the intrinsic value method contained in APB Opinion No. 25. "Accounting for Stock Issued to Employees.". The fair value of each option grant was estimated as of the date of grant with the following assumptions for options granted:

	2004		2003	2002
	Directors'	Employees'		
Estimated fair value per share of options granted during year:	$ 3.64 [2]	$ 2.49 [2]	N/A	$ 4.42 [1]
Assumptions:				
Annualized dividend yield	6.8%	6.8%	N/A	5.9%
Common stock price volatility	16.97% [3]	16.5% [5]	N/A	16.4%
Risk-free rate of return	4.33% [4]	3.18% [6]	N/A	5.3%
Expected option term (in years)	7	3	N/A	7

[1] 2002 based on valuation as of April 2001 using Black-Scholes-Merton (closed-form) option-pricing model.
[2] 2004 based on valuation as of May 2004 using Binomial (lattice) option-pricing model.
[3] Volatility of SUI common stock for the seven years ending May 20, 2004, the grant date.
[4] Yield of ten-year US Treasury bond as of May 20, 2004, the grant date.
[5] Volatility of SUI common stock for the three years ending May 10, 2004, the grant date.
[6] Yield of seven-year US Treasury bond as of May 10, 2004, the grant date.

7. STOCKHOLDERS' EQUITY:

In April 1998, the Company declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of common stock. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, including a material change in the ownership of the Company, to purchase preferred stock and common stock, from the Company and/or from another person into which the Company is merged or which acquires control of the Company.

The Rights may be generally redeemed by the Company at a price of $0.01 per Right or approximately $0.2 million in total. The Rights expire on June 8, 2008.

In November of 2004, the Company was authorized to repurchase up to 1,000,000 shares of its common stock by its Board of Directors. No repurchases were made pursuant to this program during the fourth quarter of 2004.

In May of 2004, the Company issued 176,650 restricted stock awards at $34.25 per share to officers and certain employees which are being amortized over their ten year vesting schedule. An additional 125,000 shares of restricted stock were issued to officers at $34.25 per share, 25 percent of which vest in three years and 75 percent of which are subject to certain performance based criteria. Compensation cost recognized in income for all restricted stock awards was $1.9 million, $1.3 million and $1.1 million in 2004, 2003 and 2002, respectively.

8. OTHER INCOME (LOSS) (amounts in thousands):

The components of other income are as follows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Development fee	-	-	1,425
Brokerage commissions	935	754	834
Other income (loss)	(1)	(78)	45
	$ 934	$ 676	$ 2,304

9. SEGMENT REPORTING (amounts in thousands):

The consolidated operations of the Company can be segmented into manufactured home sales and property operations segments. Following is a presentation of financial information for the years ended December 31, 2004 and 2003.

	Year ended December 31, 2004		
	Property Operations	Manufactured Home Sales	Combined
Revenues	$ 167,835	$ 17,837	$ 185,672
Operating expenses/Cost of sales	55,636	14,383	70,019
Net operating income [1]/Gross profit	112,199	3,454	115,653
Adjustments to arrive at net income (loss):			
Other revenues	7,084	8,097	15,181
General and administrative	(12,559)	(8,080)	(20,639)
Depreciation and amortization	(43,923)	(1,472)	(45,395)
Interest expense	(48,074)	(169)	(48,243)
Debt extinguishment costs	(51,643)	-	(51,643)
Deferred financing costs related to extinguished debt	(5,557)	-	(5,557)
Florida storm damage	(600)	-	(600)
Equity income (loss) from affiliate	(151)	-	(151)
Loss allocated to minority interest	926	-	926
Net income (loss)	$ (42,298)	$ 1,830	$ (40,468)

	Year ended December 31, 2003		
	Property Operations	Manufactured Home Sales	Combined
Revenues	$ 159,115	$ 19,516	$ 178,631
Operating expenses	51,583	13,879	65,462
Net operating income [1]/Gross profit	107,532	5,637	113,169
Adjustments to arrive at net income:			
Other revenues	7,175	6,646	13,821
General and administrative	(10,536)	(6,027)	(16,563)
Depreciation and amortization	(43,165)	(955)	(44,120)
Interest expense	(38,588)	(150)	(38,738)
Impairment charge	(4,932)	-	(4,932)
Equity income from affiliate	667	-	667
Income allocated to minority interest	(9,562)	-	(9,562)
Income from discontinued operations	9,972	-	9,972
Net income	$ 18,563	$ 5,151	$ 23,714

(1) Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

9. SEGMENT REPORTING (amounts in thousands), continued:

Selected balance sheet data	December 31, 2004			December 31, 2003		
	Property Operations	Manufactured Home Sales	Combined	Property Operations	Manufactured Home Sales	Combined
Identifiable assets:						
Investment in rental property, net	$ 1,081,561	$ 52,312	$ 1,133,873	$ 980,149	$ 30,335	$ 1,010,484
Cash and cash equivalents	98,235	(674)	97,561	24,043	15	24,058
Inventory of manufactured homes	-	25,964	25,964	-	17,236	17,236
Investments in and advances to affiliate	48,360	-	48,360	50,667	-	50,667
Notes and other receivables	31,574	13,463	45,037	61,534	13,294	74,828
Other assets	51,201	1,171	52,372	41,613	2,688	44,301
Total assets	$ 1,310,931	$ 92,236	$ 1,403,167	$ 1,158,006	$ 63,568	$ 1,221,574

10. INCOME TAXES (amounts in thousands):

The Company has elected to be taxed as a real estate investment trust ("REIT") as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control.

In addition frequent changes occur in the area of REIT taxation which require the Company to continually monitor its tax status.

As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. Federal income and excise taxes on its undistributed income.

10. INCOME TAXES (amounts in thousands), continued:

Dividend payout on taxable income available to common stockholders for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Taxable income available to common stockholders	$0	$0	$6,046
Less tax gain on disposition of properties	-	-	-
Taxable operating income available to common stockholders	$0	$0	$6,046
Total distributions paid to common stockholders	$46,126	$44,419	$41,427

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, and return of capital. For the years ended December 31, 2004, 2003 and 2002, distributions paid per share were taxable as follows:

	2004		2003		2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary Income	$ -	0.0%	$ 0.65	27.1%	$ 1.54	67.1%
Return of capital	2.44	100.0%	1.76	72.9%	0.75	32.9%
	$ 2.44	100.0%	$ 2.41	100.0%	$ 2.29	100.0%

SHS is subject to U.S. Federal income taxes. Deferred taxes reflect the estimated future tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SHS has net operating loss carryforwards of approximately $18.1 million at December 31, 2004. A deferred asset of approximately $1.0 million, net of a valuation allowance of $5.2 million, is included in other assets in the consolidated balance sheet as of December 31, 2004. SHS's losses will begin to expire in 2011 through 2022 if not offset by future taxable income. Management believes its deferred tax asset will be realized but realization is continuously subject to an assessment as to recoverability in the future. Tax expense was $1.0 million and $0.3 million for the years ending December 31, 2004 and 2003, respectively and is included in General and administrative-home sales.

11. EARNINGS (LOSS) PER SHARE (amounts in thousands):

	2004	2003	2002
Earnings (loss) used for basic and diluted earnings (loss) per share computation:			
Continuing operations	$ (40,468)	$ 13,742	$ 11,972
Discontinued operations	$ -	$ 9,972	$ 1,620
Total shares used for basic earnings (loss) per share	18,318	18,206	17,595
Dilutive securities:			
Stock options and other	-	139	186
Total weighted average shares used for diluted earnings (loss) per share computation	18,318	18,345	17,781

Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock. The calculation of both basic and diluted earnings per share for the year ending December 31, 2004 is based upon weighted average shares prior to dilution, as the effect of including potentially dilutive securities in the calculation during this period would be anti-dilutive.

The Company also has the following potentially convertible securities which, if converted, may impact dilution:

Convertible Securities	Number of units issued	Conversion Features
Series A Preferred OP Units	1,325,275	Convertible to common stock at $68 per share/unit. Mandatorily redeemable on 01/02/2014
Series B Preferred OP Units	35,637	On each of May 1, 2004, 2005, and 2006, holder may exchange Units for shares of common stock at exchange rate of 2.272727 ($44 per share) shares of common stock for each Series B Preferred Unit.
Series B-2 Preferred OP Units	100,000	Convertible into Common OP Units after 01/31/2005 at $45 per share/unit.

12. QUARTERLY FINANCIAL DATA (unaudited):

The following unaudited quarterly amounts are in thousands, except for per share amounts:

	First Quarter March 31	Second Quarter June 30	Third Quarter Sept. 30	Fourth Quarter Dec. 31
2004				
Total revenues	$ 49,561	$ 48,787	$ 48,128	$ 54,377
Total expenses	$ 42,372 [a]	$ 102,010 [a]	$ 47,137 [a]	$ 50,577 [a]
Net income (loss)	$ 5,570	$ (47,901)	$ 554	$ 1,309
Weighted average common shares outstanding	18,702	18,639	18,100	17,832
Earnings (loss) per common share-basic	$ 0.30	$ (2.57)	$ 0.03	$ 0.07
2003				
Total revenues	$ 47,966	$ 48,561	$ 47,557	$ 48,368
Total expenses	$ 38,903	$ 41,346	$ 39,685 [a]	$ 49,881 [a]
Net income	$ 6,343	$ 4,539	$ 6,421	$ 6,411
Weighted average common shares outstanding	17,789	17,902	18,504	18,628
Earnings per common share-basic	$ 0.36	$ 0.25	$ 0.35	$ 0.34

[a] Certain amounts were reclassified from Income (loss) allocated to minority interest-Preferred OP Units to Interest expense pursuant to the requirements of SFAS 150, and therefore cause the amounts in this table to differ from the amounts presented in our previously filed 2004 Forms 10-Q. Total expenses have increased $1,069, $1,075, $1,082, $1,068, $1,028 and $1,030 for the quarters ended March 31, June 30, September 30, December 31, 2004 and September 30 and December 31, 2003, respectively.

13. RECENT ACCOUNTING PRONOUNCEMENTS:

In December 2004, the Financial Accounting Standards Board (FASB) issued *Share-Based Payment Statement No. 123(R),* that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Under the FASB's statement, all forms of share-based payments to employees, including employee stock options, must be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees* for options granted after June 15, 2005. The Company will be required to apply SFAS No. 123(R) as of the first interim-reporting period that begins after June 15, 2005, and the Company plans to adopt it using the modified-prospective method, effective July 1, 2005. The Company is currently evaluating the impact of this standard on its results of operations and financial position.

14. CONTINGENCIES:

On April 9, 2003, T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), filed a complaint against the Company, SunChamp LLC, certain other affiliates of the Company and two directors of Sun Communities, Inc. in the Superior Court of Guilford County, North Carolina. The complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. The Company believes the complaint and the claims threatened therein have no merit and will defend it vigorously. The current status is that the proceedings in North Carolina have been stayed pending final determination in Michigan as to whether the dispute should be submitted to arbitration.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

15. RELATED PARTY TRANSACTIONS:

The Company and its affiliates have entered into the following transactions with Origen and its predecessor, Origen Financial, L.L.C., during 2003 and 2004:

- *Capital Investment in Origen.* As described in Note 1, in 2003 the Company acquired 5,000,000 shares of common stock in Origen in a private placement transaction at $10 per share. In addition, Shiffman Origen LLC (100 percent of which is owned by the Estate of Milton M. Shiffman, Gary A. Shiffman and members of his family), acquired 1,025,000 shares of common stock of Origen at $10 per share.
- *Loan Servicing Agreement.* Origen Servicing, Inc., a wholly-owned subsidiary of Origen, services approximately $16.0 million in manufactured home loans for the Company as of December 31, 2004. The Company pays Origen Servicing, Inc. an annual servicing fee of approximately 1.25 percent of the outstanding principal balance of the loans which totaled approximately $0.2 million and $0.2 million during 2004 and 2003, respectively.
- *Board Membership.* Gary A. Shiffman, the Chairman and Chief Executive Officer of the Company, is a board member of Origen.
- *Remarketing Alliance Program.* The Company had agreed to provide Origen certain concessions on manufactured homes that Origen repossesses in its communities. These concessions may include rent abatement for the first 12 months that a repossessed home, owned by Origen, is held for sale and abatement of the commission that the Company would earn if it brokers such sale. The Company also abates rent for other major lenders who own repossessed homes in its communities. The Company may also assist with coordinating the refurbishment and marketing of the home. The fair value of these abatements amounted to approximately $250,000 and $65,000 during 2004 and 2003, respectively.

15. RELATED PARTY TRANSACTIONS, continued:

- *Home Buying Made Easy Program.* Certain loans under the Company's Home Buying Made Easy (HBME) program are originated and serviced by Origen. Loans under this program may, from time to time, be sold to Origen. Loans under this program may, from time to time, be sold to Origen. As these loans are made below published rates, the Company will pay Origen the interest differential between market rates and the rate paid by the borrower for any such loans sold to Origen. HBME loans totaling $1.6 million were sold and interest differential of approximately $70,000 paid to Origen, Inc. in 2004.
- *Preferred Membership Interests.* During 2003, the Company purchased $20.5 million in preferred membership interests of Origen Securitization Company, LLC as an interim financing measure until Origen's securitization financing arrangement with Citigroup could be finalized. The investment was recorded at cost which approximated market value, earned an 11% distribution preference and was redeemed on October 8, 2003. No gain or loss was recorded on the transaction.
- *Master Loan Purchase Agreement.* In June 2003, the Company and Origen Financial, L.L.C. entered into a master loan purchase agreement under which the Company from time to time could purchase from Origen Financial L.L.C. manufactured home loans at a purchase price equal to the book value of the loans (the "Sun Purchase Price"), plus accrued and unpaid interest. During 2003, the Company purchased approximately $74.2 million of manufactured home loans from Origen Financial, L.L.C. under the master loan purchase agreement. The loans were subsequently sold back to Origen Financial, L.L.C. at 100.10% of the Sun Purchase Price plus accrued and unpaid interest on the loans. Both the purchase and the sale were made at book value, which approximated fair market value, and no gain or loss was recorded on the transactions. These transactions were interim financing transactions and the master loan purchase agreement was terminated in October of 2003.

In addition to the transactions with Origen described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company:

- *Related Party Lease.* The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21 percent interest. Rent paid during 2004 and 2003 was approximately $52,000 per month.
- *Tax Consequences Upon Sale of Properties.* Gary Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for the Company's common stock, Mr. Shiffman will have tax consequences different from those of the Company and the Company's public stockholders on the sale of any of the Sun Partnerships. Four of the properties have been sold to date.

16. SUBSEQUENT EVENTS:

The Company issued the required notice to retire $50 million of PPOP Units in the first quarter of 2005.

In March 2005, the Company acquired a property located near Tampa, FL for approximately $7.3 million comprised of 697 recreational vehicle sites and 31 manufactured home sites.

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2004
(amount in thousands)

SCHEDULE III

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2004				
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Accumulated Depreciation	Date of Construction (C) Acquisition (A)
Academy/Westpoint	Canton, MI	A	1,485	14,278	-	212	1,485	14,711	16,196	2,195	2000(A)
Allendale	Allendale, MI	A	366	3,684	-	3,895	366	7,579	7,945	1,921	1996(A)
Alpine	Grand Rapids, MI	D	729	6,692	-	3,768	729	10,460	11,189	2,602	1996(A)
Apple Creek	Amelia, OH	C	543	5,480	-	267	543	5,747	6,290	1,006	1999(A)
Arbor Terrace	Brandenton, FL	D	456	4,410	-	562	456	4,972	5,428	1,387	1996(A)
Ariana Village	Lakeland, FL	D	240	2,195	-	616	240	2,811	3,051	934	1994(A)
Autumn Ridge	Ankeny, IO	A	890	8,054	-	897	890	8,951	9,841	2,403	1996(A)
Bedford Hills	Battle Creek, MI	B	1,265	11,562	-	561	1,265	12,123	13,388	3,431	1996(A)
Bell Crossing	Clarksville, TN	-	717	1,916	-	3,749	717	5,665	6,382	812	1999(A)
Bonita Lake	Bonita Springs, FL	D	285	2,641	-	340	285	2,981	3,266	829	1996(A)
Boulder Ridge	Pflugerville, TX	A	1,000	500	3,324	17,138	4,324	17,638	21,962	2,825	1998(C)
Branch Creek	Austin, TX	A	796	3,716	-	5,419	796	9,135	9,931	2,362	1995(A)
Brentwood	Kentwood, MI	D	385	3,592	-	340	385	3,932	4,317	1,134	1996(A)
Brookside Village	Goshen, IN	A	260	1,080	386	7,554	646	8,634	9,280	2,419	1985(A)
Buttonwood Bay	Sebring, FL	D	1,952	18,294	-	2,384	1,952	20,678	22,630	2,331	2001(A)
Byrne Hill Village	Toledo, OH	D	383	3,903	-	507	383	4,410	4,793	806	1999(A)
Byron Center	Byron Center, MI	D	253	2,402	-	209	253	2,611	2,864	745	1996(A)
Candlelight Village	Chicago Heights, IL	D	600	5,623	-	905	600	6,528	7,128	1,809	1996(A)
Candlewick Court	Owosso, MI	D	125	1,900	132	1,190	257	3,090	3,347	1,070	1985(A)
Carrington Pointe	Ft. Wayne, IN	A	1,076	3,632	-	4,480	1,076	8,112	9,188	1,708	1997(A)
Casa Del Valle	Alamo, TX	D	246	2,316	-	574	246	2,890	3,136	765	1997(A)
Catalina	Middletown, OH	D	653	5,858	-	1,456	653	7,314	7,967	2,495	1993(A)
Cave Creek	Evans, CO	8,331	2,241	15,343	-	1,857	2,241	17,200	19,441	270	2004(A)
Chisholm Point	Pflugerville, TX	A	609	5,286	-	2,955	609	8,241	8,850	2,251	1995(A)
Clearwater Village	South Bend, IN	A	80	1,270	61	1,960	141	3,230	3,371	1,020	1986(A)
Cobus Green	Elkhart, IN	-	762	7,037	-	805	762	7,842	8,604	2,843	1993(A)
College Park Estates	Canton, MI	-	75	800	174	4,910	249	5,710	5,959	1,879	1978(A)
Comal Farms	New Braunfels, TX	-	1,455	1,732	-	4,511	1,455	6,243	7,698	666	2000(A&C)
Continental Estates	Davison, MI	D	1,625	16,581	150	1,917	1,775	18,498	20,273	4,778	1996(A)
Continental North (1)	Davison, MI	D	(1)	(1)	-	3,918	-	3,918	3,918	1,131	1996(A)
Country Acres	Cadillac, MI	D	380	3,495	-	412	380	3,907	4,287	1,081	1996(A)
Country Meadows	Flat Rock, MI	A	924	7,583	296	10,082	1,220	17,665	18,885	5,048	1994(A)
Countryside Atlanta	Lawernceville, GA	3,355	1,274	11,475	-	-	1,274	11,475	12,749	209	2004(A)
Countryside Gwinnett	Buford, GA	4,793	1,124	10,117	-	-	1,124	10,117	11,241	190	2004(A)
Countryside Lake Lanier	Buford, GA	8,148	1,916	17,249	-	-	1,916	17,249	19,165	315	2004(A)
Countryside Village	Perry, MI	B	275	3,920	185	2,238	460	6,158	6,618	2,056	1987(A)
Creekside	Reidsville, NC	-	350	1,423	-	3,085	350	4,508	4,858	525	2000(A&C)
Creekwood Meadows	Burton, MI	D	808	2,043	404	6,676	1,212	8,719	9,931	1,824	1997(C)
Cutler Estates	Grand Rapids, MI	B	749	6,941	-	491	749	7,432	8,181	2,083	1996(A)
Davison East (1)	Davison, MI	D	(1)	(1)	-	77	-	77	77	3	1996(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2004
(amount in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2004				
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Accumulated Depreciation	Date of Construction (C) Acquisition (A)
Deerfield Run	Anderson, MI	1,700	990	1,607	-	3,367	990	4,974	5,964	736	1999(A)
Desert View Village	West Wendover, NV	-	1,119	-	-	1,708	1,119	1,708	2,827	673	1998(C)
Eagle Crest	Firestone, CO	A	2,015	150	-	26,217	2,015	26,367	28,382	2,179	1998(C)
East Fork	Batavia, OH	-	1,280	6,302	-	4,675	1,280	10,977	12,257	1,264	2000(A&C)
Edwardsville	Edwardsville, KS	B	425	8,805	541	2,923	966	11,728	12,694	3,931	1987(A)
Falcon Pointe	East Lansing, MI	2,288	450	4,049	-	698	450	4,747	5,197	211	2003(A)
Fisherman's Cove	Flint, MI	D	380	3,438	-	662	380	4,100	4,480	1,453	1993(A)
Forest Meadows	Philomath, OR	D	1,031	2,050	-	261	1,031	2,311	3,342	392	1999(A)
Four Seasons	Elkhart, IN	D	500	4,811	-	57	500	4,868	5,368	756	2000(A)
Glen Laurel	Concord, NC	-	1,641	453	-	6,887	1,641	7,340	8,981	568	2001(A&C)
Goldcoaster	Homestead, FL	D	446	4,234	172	2,025	618	6,259	6,877	1,493	1997(A)
Grand	Grand Rapids, MI	D	374	3,587	-	274	374	3,861	4,235	987	1996(A)
Groves	Ft. Myers, FL	D	249	2,396	-	801	249	3,197	3,446	841	1997(A)
Hamlin	Webberville, MI	D	125	1,675	536	4,391	661	6,066	6,727	1,067	1984(A)
High Point	Frederika, DE	-	898	7,031	-	1,235	898	8,266	9,164	1,035	1997(A)
Holiday Village	Elkhart, IN	A	100	3,207	143	1,296	243	4,503	4,746	1,609	1986(A)
Holly / Hawaiian Gardens	Holly, MI	D	1,514	13,596	-	-	1,514	13,597	15,111	232	2004(A)
Holly Forest	Holly Hill, FL	A	920	8,376	-	445	920	8,821	9,741	2,214	1997(A)
Hunters Glen	Wayland, MI	5,301	1,102	11,926	-	-	1,102	11,926	13,028	262	2004(A)
Indian Creek	Ft. Myers Beach, FL	D	3,832	34,660	-	2,358	3,832	37,018	40,850	10,518	1996(A)
Island Lake	Merritt Island, FL	D	700	6,431	-	389	700	6,820	7,520	2,160	1995(A)
Kensington Meadows	Lansing, MI	A	250	2,699	-	3,694	250	6,393	6,643	1,696	1995(A)
Kenwood	La Feria, TX	-	145	1,842	-	87	145	1,929	2,074	376	1999(A)
King's Court	Traverse City, MI	A	1,473	13,782	-	1,712	1,473	15,494	16,967	4,349	1996(A)
King's Lake	Debary, FL	D	280	2,542	-	2,313	280	4,855	5,135	1,448	1994(A)
Knollwood Estates	Allendale, MI	2,611	400	4,061	-	36	400	4,097	4,497	485	2001(A)
Lafayette Place	Warren, MI	D	669	5,979	-	962	669	6,941	7,610	1,508	1998(A)
Lake Juliana	Auburndale, FL	D	335	2,848	-	1,126	335	3,974	4,309	1,254	1994(A)
Lake San Marino	Naples, FL	D	650	5,760	-	642	650	6,402	7,052	1,827	1996(A)
Lakeview	Ypsilanti, MI	-	1,156	10,903	-	-	1,156	10,903	12,059	192	2004(A)
Leesburg Landing	Leesburg, FL	-	50	429	921	502	971	931	1,902	247	1996(A)
Liberty Farms	Valparaiso, IN	D	66	1,201	116	2,153	182	3,354	3,536	1,102	1985(A)
Lincoln Estates	Holland, MI	D	455	4,201	-	579	455	4,780	5,235	1,328	1996(A)
Maplewood Mobile	Lawrence, IN	D	275	2,122	-	1,125	275	3,247	3,522	1,073	1989(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2004
(amount in thousands)

SCHEDULE III

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2004				
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Accumulated Depreciation	Date of Construction (C) Acquisition (A)
Meadow Lake Estates	White Lake, MI	A	1,188	11,498	127	2,039	1,315	13,537	14,852	4,919	1994(A)
Meadowbrook	Charlotte, NC	-	1,310	6,570	-	(1,246)	1,310	5,324	6,634	1,290	2000(A&C)
Meadowbrook Estates	Monroe, MI	D	431	3,320	379	6,189	810	9,509	10,319	3,326	1986(A)
Meadowbrook Village	Tampa, FL	D	519	4,728	-	4,693	519	9,421	9,940	1,861	1994(A)
Meadows	Nappanee, IN	D	287	2,300	-	2,638	287	4,938	5,225	1,600	1987(A)
North Point Estates	Pueblo, CO	-	1,582	3,027	1	2,798	1,583	5,825	7,408	613	2001(C)
Oak Crest	Austin, TX	-	4,311	12,611	-	507	4,311	13,118	17,429	1,116	2002(A)
Oakwood Village	Miamisburg, OH	A	1,964	6,401	-	6,918	1,964	13,319	15,283	2,451	1998(A)
Orange Tree	Orange City, FL	D	283	2,530	15	836	298	3,366	3,664	1,096	1994(A)
Orchard Lake	Milford, OH	C	395	4,025	-	116	395	4,141	4,536	829	1999(A)
Pebble Creek	Greenwood, IN	-	1,030	5,074	-	3,454	1,030	8,528	9,558	1,227	2000(A&C)
Pecan Branch	Georgetown, TX	-	1,379	-	331	4,387	1,710	4,387	6,097	410	1999(C)
Pheasant Ridge	Lancaster, PA	D	2,044	19,279	-	88	2,044	19,367	21,411	1,656	2002(A)
Pin Oak Parc	St. Louis, MO	A	1,038	3,250	467	5,007	1,505	8,257	9,762	2,147	1994(A)
Pine Hills	Middlebury, IN	-	72	544	60	1,827	132	2,371	2,503	790	1980(A)
Pine Ridge	Petersburg, VA	D	405	2,397	-	1,429	405	3,826	4,231	1,305	1986(A)
Pine Trace	Houston, TX	8,925	2,907	17,169	-	-	2,907	17,169	20,076	292	2004(A)
Presidential	Hudsonville, MI	A	680	6,314	-	1,388	680	7,702	8,382	2,148	1996(A)
Richmond	Richmond, MI	D	501	2,040	-	502	501	2,542	3,043	560	1998(A)
River Haven	Grand Haven, MI	9,397	1,800	16,967	-	381	1,800	17,348	19,148	2,113	2001(A)
River Ranch	Austin, TX	-	4,690	843	-	7,042	4,690	7,885	12,575	392	2000(A&C)
River Ridge	Austin, TX	-	3,201	15,090	-	330	3,201	15,420	18,621	1,444	2002(A)
Roxbury	Goshen, IN	A	1,057	9,870	1	196	1,058	10,066	11,124	1,180	2001(A)
Royal Country	Miami, FL	B	2,290	20,758	-	1,085	2,290	21,843	24,133	7,976	1994(A)
Saddle Oak Club	Ocala, FL	A	730	6,743	-	856	730	7,599	8,329	2,547	1995(A)
Saddlebrook	San Marcos, TX	-	1,703	11,843	-	529	1,703	12,372	14,075	1,049	2002(A)
Scio Farms	Ann Arbor, MI	D	2,300	22,659	-	4,199	2,300	26,858	29,158	8,121	1995(A)
Sea Air	Rehoboth Beach, DE	4,193	1,207	10,179	-	1,074	1,207	11,253	12,460	1,396	1997(A)
Sherman Oaks	Jackson, FL	B	200	2,400	240	4,181	440	6,581	7,021	2,213	1986(A)
Siesta Bay	Ft. Myers Beach, FL	D	2,051	18,549	-	1,103	2,051	19,652	21,703	5,617	1996(A)
Silver Star	Orlando, FL	D	1,022	9,306	-	532	1,022	9,838	10,860	2,814	1996(A)
Snow to Sun	Weslaco, TX	D	190	2,143	15	1,011	205	3,154	3,359	782	1997(A)
Southfork	Belton, MO	D	1,000	9,011	-	1,618	1,000	10,629	11,629	2,269	1997(A)
St. Clair Place	St. Clair, MI	D	501	2,029	-	394	501	2,423	2,924	651	1998(A)

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2004
(amount in thousands)

SCHEDULE III

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements			Gross Amount Carried at December 31, 2004				
Property Name	Location	Encumbrance	Land	B & F	Land	B & F		Land		B & F	Total	Accumulated Depreciation	Date of Construction (C) Acquisition (A)
Stonebridge	San Antonio, TX	-	2,515	2,096	-	5,268		2,515		7,364	9,879	839	2000(A&C)
Stonebridge	Richfield Twp., MI	-	2,044	-	2,111	-		4,155		-	4,155	-	1998(C)
Summit Ridge	Converse, TX	-	2,615	2,092	-	5,568		2,615		7,660	10,275	899	2000(A&C)
Sun Villa	Reno, NV	6,460	2,385	11,773	-	999		2,385		12,772	15,157	2,673	1998(A)
Sunset Ridge	Kyle, TX	-	2,190	2,775	-	5,115		2,190		7,890	10,080	1,040	2000(A&C)
Sunset Ridge	Portland, MI	-	2,044	-	-	12,508		2,044		12,508	14,552	1,258	1998(C)
Timber Ridge	Ft. Collins, CO	A	990	9,231	-	1,522		990		10,753	11,743	2,967	1996(A)
Timberbrook	Bristol, IN	B	490	3,400	101	5,491		591		8,891	9,482	2,936	1987(A)
Timberline Estates	Grand Rapids, MI	A	535	4,867	-	802		535		5,669	6,204	1,927	1994(A)
Town and Country	Traverse City, MI	D	406	3,736	-	309		406		4,045	4,451	1,179	1996(A)
Valley Brook	Indianapolis, IN	A	150	3,500	1,277	9,367		1,427		12,867	14,294	4,146	1989(A)
Village Trails	Howard City, MI	D	988	1,472	-	746		988		2,218	3,206	467	1998(A)
Water Oak	Lady Lake, FL	A	2,503	17,478	170	6,813		2,673		24,291	26,964	7,846	1993(A)
West Glen Village	Indianapolis, IN	D	1,100	10,028	-	1,315		1,100		11,343	12,443	3,791	1994(A)
Westbrook	Toledo, OH	A	1,110	10,462	-	1,030		1,110		11,492	12,602	2,152	1999(A)
Westbrook Senior	Toledo, OH	A	355	3,295	-	383		355		3,678	4,033	428	2001(A)
White Lake	White Lake, MI	A	672	6,179	-	4,775		672		10,954	11,626	2,284	1997(A)
White Oak	Mt. Morris, MI	A	782	7,245	112	3,753		894		10,998	11,892	2,525	1997(A)
Willowbrook	Toledo, OH	A	781	7,054	-	846		781		7,900	8,681	1,659	1997(A)
Windham Hills	Jackson, MI	A	2,673	2,364	-	7,936		2,673		10,300	12,973	1,824	1998(A)
Woodhaven Place	Woodhaven, MI	A	501	4,541	-	1,051		501		5,592	6,093	1,183	1998(A)
Woodlake Estates	Yoder, IN	D	632	3,674	-	2,788		632		6,462	7,094	1,226	1998(A)
Woodlake Trails	San Antonio, TX	-	1,186	287	160	3,392		1,346		3,679	5,025	433	2000(A&C)
Woodland Park Estates	Eugene, OR	6,702	1,592	14,398	-	493		1,592		14,891	16,483	3,256	1998(A)
Woods Edge	West Lafayette, IN	D	100	2,600	3	8,037		103		10,637	10,740	2,626	1985(A)
Woodside Terrace	Holland, OH	A	1,064	9,625	-	1,650		1,064		11,275	12,339	2,757	1997(A)
Worthington Arms	Lewis Center, OH	A	376	2,624	-	1,505		376		4,129	4,505	1,394	1990(A)
Corporate Headquarters	Southfield, MI	-	-	-	-	7,617		-		7,617	7,617	2,061	Various
Sun Homes	Various	-	-	-	704	54,674	(3)	704		54,674	55,378	3,065	Various
			134,694	831,439	13,815	402,371		148,509	(2)	1,234,032	1,382,541	248,668	

A These communities collateralize $389.2 million of secured debt.

B These communities collateralize $40.8 million of secured debt.

C These communities collateralize $4.5 million of secured debt.

D These communities collateralize $496 million of secured debt.

(1) The initial cost for this property is included in the initial cost reported for Continental Estates.

(2) Includes $1.93 million of land classified in Property under development

(3) Includes $51.5 million of manufactured homes leased to residents in various communities

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION, CONTINUED
DECEMBER 31, 2004
(amounts in thousands)

The change in investment in real estate for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Balance, beginning of year	$ 1,220,405	$ 1,174,837	$ 953,656
Community and land acquisitions, including immediate improvements	118,222	4,514	69,801
Community expansion and development	11,606	14,426	25,355
Improvements, other	56,756	49,186	129,741
Dispositions and other	(24,448)	(22,558)	(3,716)
Balance, end of year	$ 1,382,541	$ 1,220,405	$ 1,174,837

The change in accumulated depreciation for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Balance, beginning of year	$ 209,921	$ 175,477	$ 140,322
Depreciation for the period	40,859	39,072	36,196
Dispositions and other	(2,112)	(4,628)	(1,041)
Balance, end of year	$ 248,668	$ 209,921	$ 175,477

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corporate directors AND officers

GARY A. SHIFFMAN
Chairman, Chief Executive Officer and Director

JEFFREY P. JORISSEN
Executive Vice President, Treasurer,
Chief Financial Officer and Secretary

BRIAN W. FANNON
Executive Vice President and Chief Operating Officer

JONATHAN M. COLMAN
Executive Vice President

KAREN J. DEARING
Corporate Controller

PAUL D. LAPIDES
Director
Director of Corporate Governance Center and Professor of Management and Entrepreneurship, Coles College of Business, Kennesaw State University

CLUNET R. LEWIS
Director
President of CRL Enterprises, Inc.

RONALD L. PIASECKI
Director
Executive Vice President and Director of Aspen Enterprises, Ltd.

TED J. SIMON
Director
Principal of Grand Sakwa Properties, Inc.

ARTHUR A. WEISS
Director
Shareholder, Director and Vice President of Jaffe, Raitt, Heuer & Weiss, P.C.

shareholder information

ANNUAL MEETING
The annual meeting of shareholders will be held at 11:00 a.m., Tuesday, May 24, 2005 at the Embassy Suites, 28100 Franklin Road, Southfield, Michigan 48034

SEC FORM 10-K
A copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended December 31, 2004 is available at no charge to shareholders who direct a written request to:

Carol Petersen, Investor Relations
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500
Web Site www.suncommunities.com

TRANSFER AGENT & DIVIDEND DISBURSING AGENT
EquiServe
P.O. Box 43010
Providence, Rhode Island 02940-3010
Shareholder Inquiries 1-800-426-5523

INDEPENDENT ACCOUNTANTS
Grant Thornton, LLP
27777 Franklin Road
Suite 800
Southfield, Michigan 48034

CORPORATE COUNSEL
Jaffe, Raitt, Heuer & Weiss
27777 Franklin Road
Suite 2500
Southfield, Michigan 48034

CORPORATE HEADQUARTERS
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500

REGIONAL OFFICES
Austin, Texas
Dayton, Ohio
Elkhart, Indiana
Grand Rapids, Michigan
Orlando, Florida

STOCK TRADING INFORMATION
New York Stock Exchange
Ticker Symbol – SUI

QUARTERLY STOCK PRICE INFORMATION

2004	HIGH	LOW	DISTRIBUTION
First Quarter	$42.82	$37.86	$.61
Second Quarter	$42.90	$33.30	$.61
Third Quarter	$39.92	$35.75	$.61
Fourth Quarter	$40.76	$37.86	$.61

2003	HIGH	LOW	DISTRIBUTION
First Quarter	$37.92	$32.87	$.58
Second Quarter	$40.46	$35.75	$.61
Third Quarter	$41.00	$37.56	$.61
Fourth Quarter	$40.65	$35.78	$.61

SUN





















SUN COMMUNITIES, INC.

THE AMERICAN CENTER

27777 FRANKLIN ROAD SUITE 200

SOUTHFIELD MICHIGAN 48034

